NO ACT

pe
1-20-14



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549


14005664

DIVISION OF
CORPORATION FINANCE

March 27, 2014

Rick E. Hansen
Chevron Corporation
rhansen@chevron.com

Act: 1934
Section:
Rule: 14a-8 (OVS)
Public
Availability: 3-27-14

Re: Chevron Corporation
Incoming letter dated January 20, 2014

Dear Mr. Hansen:

This is in response to your letters dated January 20, 2014 and March 13, 2014 concerning the shareholder proposal submitted to Chevron by As You Sow on behalf of Andrew Behar. We also have received letters on behalf of the proponent dated February 24, 2014 and March 19, 2014. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: Sanford Lewis
sanfordlewis@gmail.com

March 27, 2014

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Chevron Corporation
Incoming letter dated January 20, 2014

The proposal requests that the company prepare a report on the company's goals and plans to address global concerns regarding fossil fuels and their contribution to climate change, including analysis of long- and short-term financial and operational risks to the company.

There appears to be some basis for your view that Chevron may exclude the proposal under rule 14a-8(i)(12)(iii). In this regard, we note that proposals dealing with substantially the same subject matter were included in Chevron's proxy materials for meetings held in 2013, 2011 and 2010 and that the 2013 proposal received 7.57 percent of the vote. Accordingly, we will not recommend enforcement action to the Commission if Chevron omits the proposal from its proxy materials in reliance on rule 14a-8(i)(12)(iii).

Sincerely,

Sandra Hunter
Attorney-Advisor

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

SANFORD J. LEWIS, ATTORNEY

March 19, 2014

Via Email

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder proposal to Chevron – As You Sow Foundation – Report on goals and plans to address fossil fuels and their contribution to climate change – SUPPLEMENTAL REPLY

Ladies and Gentlemen:

The As You Sow Foundation ("Proponent") has submitted a shareholder proposal (the "Proposal") to Chevron (" Chevron" or the "Company") seeking a report on its goals and plans to address fossil fuels and their contribution to climate change. I have been asked by the Proponent to respond to the supplemental No Action request letter dated March 13, 2014 ("Company letter") sent to the Securities and Exchange Commission by Rick E. Hansen, Assistant Secretary and Supervising Counsel of the Company. A copy of this letter is being e-mailed concurrently to Rick E. Hansen.

In its latest letter, the Company attempts to portray the current Proposal as overlapping with all of the previous proposals because it falls within the broad subject of "climate change."

As we noted in our previous correspondence, the broad topic of climate change is garnering growing shareholder interest and proposals, similar to the way that political spending and executive compensation proposals have grown in shareholder interest. In our previous letter, we demonstrated that context -- including the supporting statement, as well as the context of societal and shareholder concern -- are both relevant in determining whether the subject matter of a proposal is such that the different focuses of proposals will be seen as duplicative for purposes of Rule 14a-8(i)(12).

The 2013 proposal on physical risks of climate change, which asks the company to review the vulnerability of the company's operations to climate disaster risks (i.e., physical risks) and to increase resilience to these potential adverse impacts of climate extremes, is not duplicative of the current proposal on company "goals and plans to address global concerns regarding fossil fuels and their contribution to climate change, including analysis of... financial and operational risks to the company" and clearly does not address the same subject matter for purposes of Rule 14a-8(i)(12). This is consistent with the way that proposals relating to lobbying expenditures and political contributions were not deemed to cover the same subject matter under Rule 14a-8(i)(12) in *Goldman Sachs* (March 14, 2013), and proposals for a board mandate against dividends or equivalent payments to senior executives were found to not address substantially the same

PO Box 231 Amherst, MA 01004-0231 • sanfordlewis@strategiccounsel.net • 413 549-7333 ph.

subject matter as proposals relating to other aspects of executive compensation, including cessation of executive stock option programs and bonus programs even though both addressed the same subject matter of executive compensation. *General Electric* (January 3, 2014).

Today climate change concerns have come to the forefront of public concerns, every bit as much as executive compensation or political expenditures. Each of these are significant public concerns for which we can expect diverse shareholder proposals. The principal thrust of the 2013 proposal and the current proposal are quite different; they are not duplicative given the level of public concern about climate change.

Accordingly, we urge the Staff to reject the Company's argument that the proposal is excludable under Rule 14a-8(i)(12).

Sincerely,



Sanford Lewis

cc: Rick Hansen
Andrew Behar



Chevron

Rick E. Hansen
Assistant Secretary &
Supervising Counsel,
Corporate Governance

Corporate Governance
Chevron Corporation
6001 Bollinger Canyon Road
San Ramon, CA 94583
Tel 925 842 2778
Fax 925 842 2846
RHansen@chevron.com

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Chevron Corporation*
Supplemental Letter Regarding Stockholder Proposal of As You Sow on behalf of Andrew Behar
Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

In a letter dated January 20, 2014 (the "No-Action Request"), Chevron Corporation (the "Company") requested that the staff of the Division of Corporation Finance (the "Staff") concur that the Company could exclude from its proxy statement and form of proxy for its 2014 Annual Meeting of Stockholders (collectively, the "2014 Proxy Materials") a stockholder proposal (the "Proposal") and statements in support thereof received from As You Sow on behalf of Andrew Behar (the "Proponent"). The No-Action Request indicated our belief that the Proposal could be excluded from the 2014 Proxy Materials pursuant to Rule 14a-8(i)(12)(iii) because the Proposal deals with substantially the same subject matter as at least three previously submitted proposals (the "Previous Proposals"), and the most recently submitted of those proposals did not receive the support necessary for resubmission.

On February 24, 2014, the Company received a letter from Sanford J. Lewis on behalf of the Proponent (the "Response") responding to the No-Action Request. The Response argues that the Proposal should not be excluded pursuant to Rules 14a-8(i)(12)(iii) because the Proposal and the Previous Proposals do not address substantially the same subject matter.

The Response attempts to narrowly construe, if not entirely recast, the scope of the Proposal in an effort to demonstrate that the Proposal is not substantially similar to the Previous Proposals and, therefore, not excludable under Rule 14a-8(i)(12)(iii). Specifically, the Response attempts to characterize the Proposal as relating entirely to "stranded company assets" or "stranded assets" (terms not even found in the Proposal). The Response states, among other things:

- "As set forth in its Whereas clauses, the current Proposal addresses the growing potential for stranded company assets due to a number of factors that will potentially decrease demand for oil." (Response, page 4, emphasis in original)

- "The goal of the resolution is to recognize that climate concerns could cause some portion of the Company assets, including its reserves, to become stranded, reducing the value of Chevron's oil and gas reserves and/ or related infrastructure before the end of the expected useful life." (Response, page 4)

- ". . . without additional disclosure, shareholders are unable to determine whether Chevron is adequately managing the risks of stranded assets or seizing related opportunities." (Response, page 1)

These statements distinctly contrast with the text of the Proposal which requests a report not on "stranded assets" but, rather, on "the [C]ompany's goals and plans to address global concerns regarding fossil fuels and their contribution to climate change, including analysis of long and short term financial and operational risks to the [C]ompany." (emphasis added) This language, together with the whereas clauses and supporting statement—which address, among other things: "the need to address climate change and minimize global temperature rise," "the growing public concern about climate change," "evolving policy, technology, or consumer responses to address climate change," "the company's capital allocation plans," "reducing the carbon intensity of [the Company's] assets," "returning capital to shareholders," and "the Board of Directors role in overseeing capital allocation and climate risk reduction strategies,"—indicate that the Proposal is in fact much broader than the Response implies. As we indicated in our No-Action Request, the Proposal deals with substantially the same subject matter as the Previous Proposals, specifically: the risks of climate change on the Company's business and the Company's plans to address or mitigate climate change risks.

Moreover, even if the Proposal did relate only to "stranded company assets" or "stranded assets," as the Response implies, the Proposal would still be excludable under Rule 14a-8(i)(12)(iii). Indeed, "stranded asset risk," to the extent such a risk is valid, is itself a subset of the "long and short term financial and operational risks to the [C]ompany" that is the focus of the Proposal. The fact that the Proposal and the Previous Proposals may involve different areas of climate change risk does not change the fact that the Proposal deals with substantially the same subject matter as the Previous Proposals—reporting to stockholders on the perceived risks to the Company associated with climate change and the measures that the Company intends to take to address such risks. As noted in the No-Action Request, the Staff consistently has concurred in the exclusion of stockholder proposals that varied in language and scope from previously submitted proposals. Rule 14a-8(i)(12) requires only that the Proposal and the Previous Proposals relate to "substantially the same subject matter."

Based upon the foregoing analysis and the Company's No-Action Request, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2014 Proxy Materials.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Correspondence regarding this letter should be sent to rhansen@chevron.com. If we can be of any further assistance in this matter, please do not hesitate to call me at (925) 842-2778 or Elizabeth A. Ising of Gibson, Dunn & Crutcher LLP at (202) 955-8287.

Sincerely,



Rick E. Hansen

cc: Danielle R. Fugere, As You Sow
Sanford J. Lewis

SANFORD J. LEWIS, ATTORNEY

February 24, 2014

Via Email

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder proposal to Chevron – As You Sow Foundation – Report on goals and plans to address fossil fuels and their contribution to climate change

Ladies and Gentlemen:

The As You Sow Foundation ("Proponent") has submitted a shareholder proposal (the "Proposal") to Chevron (" Chevron" or the "Company") seeking a report on its goals and plans to address fossil fuels and their contribution to climate change. I have been asked by the Proponent to respond to the No Action request letter dated January 20, 2014 ("Company letter") sent to the Securities and Exchange Commission by Rick E. Hansen, Assistant Secretary and Supervising Counsel of the Company. In that letter, the Company contends that the Proposal may be excluded from its 2014 proxy statement by virtue of Rule 14a-8(i)(12). A review of the letter and related materials indicates that the earlier proposals cited by Chevron do not address the same subject matter as the Proposal, and therefore the Proposal is not excludable under Rule 14a-8(i)(12).

A copy of this letter is being e-mailed concurrently to Rick E. Hansen.

SUMMARY

Recent reports indicate that 2/3 of existing global fossil fuel reserves must remain unburned (barring new technological advancements) in order for the world to have a chance at retaining a livable climate. In addition, analysts have recently reported that a variety of drivers associated with climate change are reducing demand for fossil fuels and that companies may not be adequately accounting for or disclosing to shareholders the downside risks that could result from lower than expected demand or prices for oil. Given the growing public concern about climate change, investors are concerned that actions to significantly reduce greenhouse gas emissions could reduce the value of Chevron's oil and gas reserves and/or related infrastructure before the end of their expected useful life.

In response to this information, the Proposal asks Chevron for information on how it is preparing for potential scenarios in which demand for oil and gas is greatly reduced due to regulation or other climate-associated drivers. The Proposal notes that, without additional disclosure, shareholders are unable to determine whether Chevron is adequately managing the risks of stranded assets or seizing related opportunities.

PO Box 231 Amherst, MA 01004-0231 • sanfordlewis@strategiccounsel.net • 413 549-7333 ph.

The resolve clause and supporting statement of the Proposal read as follows:

> **RESOLVED**: Shareholders request Chevron to prepare a report by September 2014, omitting proprietary information and prepared at reasonable cost, on the company's goals and plans to address global concerns regarding fossil fuels and their contribution to climate change, including analysis of long and short term financial and operational risks to the company.
>
> **SUPPORTING STATEMENT:** We recommend the report include:
>
> - The risks and opportunities associated with various low-carbon scenarios, including reducing GHG emissions by 80 percent by 2050, as well as a scenario in which global oil demand declines due to evolving policy, technology, or consumer responses to address climate change;
> - Whether and how the company's capital allocation plans account for the risks and opportunities in these scenarios;
> - How the company will manage these risks, such as reducing the carbon intensity of its assets, diversifying its business by investing in lower-carbon energy sources, or returning capital to shareholders;
> - The Board of Directors' role in overseeing capital allocation and climate risk reduction strategies.

Chevron argues that the Proposal may be excluded from its 2014 Proxy materials pursuant to Rule 14a-8(i)(12)(iii) because "the Proposal deals with substantially the same subject matter as at least three previously submitted stockholder proposals that were included in the Company's 2013, 2011, and 2010 proxy materials, respectively, and the most recently submitted of those proposals did not receive the support necessary for resubmission." Essentially, Chevron argues that because the earlier proposals address "climate change" and ask the company to report on certain associated risks, the current Proposal must be rejected as covering substantially the same subject matter as the earlier proposals, the last of which did not obtain sufficient votes to be resubmitted.

Upholding this facile argument would do a significant disservice to shareholders. Climate change, one of the most important challenges of our time, is a broad subject area with multiple important facets and one in which both knowledge and pertinent issues are undergoing change. Like other important subject matter areas discussed more fully below, distinct and significant issues to shareholders within a broad subject area should be allowed to be raised on the proxy. The purpose of Rule 14a-8(i)(12)(iii), which prevents proponents from re-introducing a losing proposal by merely adjusting the language of the proposal, is not served by broadly interpreting "subject matter" to prevent truly distinct proposals.

Here, the earlier proposals cited by Chevron were filed by different proponents and asked the Company to assess the risks and opportunities associated with the *increased* use of fossil fuels, the resulting *increase* in greenhouse gas emissions, and the risks and opportunities that the resulting change in the climate pose to the company, including more severe storms, drought, sea level rise, as well as the concomitant economy-wide economic impacts. The 2013 proposal, moreover, *further limited its focus to the risk and impact of climate change on the Company's facilities and disaster preparedness plans.* In contrast, the present Proposal asks the Company to address the risks and opportunities associated with various *low-carbon scenarios*, including *reduced* GHG emissions, as well as a scenario in which global oil demand declines due to evolving policy, technology, or consumer responses to address climate change.

As such, the present proposal certainly does not address substantially the same subject matter as the 2013 proposal, and arguably also does not address substantially the same subject matter as the prior proposals either. In any event, because the Proposal does not address the same subject matter as the 2013 proposal, the proposal is not excludable under Rule 14a-8(i)(12).

BACKGROUND

In March 2012, the Carbon Tracker Initiative issued a seminal report called *Unburnable Carbon* which introduced the systemic risks to institutional investors of fossil fuel assets becoming stranded due to a shift toward a low-carbon economy.[1] The report was the first to discuss the concept that nearly 2/3 of fossil fuel reserves must remain unburned if global warming is to be limited to 2 degrees Celsius, the limit beyond which dire climate consequences will occur.

Following that report, in September of 2012, the first two carbon asset risk proposals were filed. Proponent As You Sow's 2012 carbon asset risk resolution was filed with CONSOL Energy; the Unitarian Universalist Association also filed a nearly identical resolution with Alpha Natural Resources. Like the Proposal at issue here, those proposals addressed the risk of stranded assets due to potential climate change restrictions that would strand fossil fuel reserves and associated assets.

As the issue of stranded assets gained more recognition, in September 9, 2013, a group of institutional investors representing nearly $3 trillion in assets sent a letter of concern to 45 of the world's largest oil and gas, coal, and electric utility companies asking the companies whether and how they were planning for the risks associated with a low carbon future and how these scenarios would impact capital expenditures and current assets. *See Appendix 2.* Five shareholder proposals were filed with companies that failed to respond meaningfully to this investor outreach, one of which is the Proposal at issue here.

The 2013 investor letter to Chevron explained the basis for concern:

> In its *World Energy Outlook 2012*, the IEA concluded, "No more than one-third of proven reserves of fossil fuel can be consumed prior to 2050 if the world is to achieve the 2°C goal, unless carbon capture and storage (CCS) is widely deployed."[4] Under a carbon-constrained scenario, investment bank HSBC assessed how a number of oil and gas

---

[1] http://www.carbontracker.org/wp-content/uploads/downloads/2011/07/Unburnable-Carbon-Full-rev2.pdf

companies would be affected and estimated that 40 to 60% of their market value could be lost because a portion of their proven reserves would become stranded assets and reduced demand for oil would drive down the prices for petroleum products, significantly reducing the value of their remaining proven reserves.[5] According to Standard & Poor's, such a price decline could pressure the credit worthiness of oil and gas companies, particularly those that have large exposure to high cost unconventional oil and gas production such as oil sands.[6] Despite the risk that a portion of current proven reserves of fossil fuels cannot be consumed if governments act on the 2°C goal, recent analysis by the Carbon Tracker Initiative and the Grantham Research Institute found that the world's 200 largest fossil fuel companies collectively still spent $674 billion in 2012 on finding and developing *new* reserves. This raises concern about the possibility that returns on this capital may never be realized.

ANALYSIS

The Proposal is Not Excludable Under Rule 14a-8(i)(12)

In its January 20, 2014 letter, Chevron erroneously concludes that three proposals appearing on the proxy in prior years and submitted by other parties addressed substantially the same subject matter as the current Proposal. The last of those proposals did not receive sufficient votes for a fourth resubmission under Rule 14a-8(i)(12). A review of the earlier proposals indicates that Proponents' proposal is ***not substantially similar*** to the 2013 resolution and may not therefore be excluded under Rule 14a-8(i)(12)(iii).

The current Proposal

As set forth in its Whereas clauses, the current Proposal addresses the growing potential for stranded company assets due to a number of factors that will potentially decrease demand for oil including: increasing concern about preventing climate change; an increase in the availability and use of alternative energy sources; and a reduced demand for fossil fuel, among others. The resolution describes how global governments have agreed upon the need to keep global warming to 2 degrees Celsius which, if implemented, means that, "No more than one-third of proven reserves of fossil fuels can be consumed prior to 2050 if the world is to achieve the 2 degrees Celsius goal, unless carbon capture and storage technology is widely deployed." (International Energy Agency, "World Energy Outlook" 2012)e The resolution also notes that: "Several analysts indicate that companies may not be adequately accounting for or disclosing the downside risks that could result from lower than expected demand or prices for oil," citing to a 2013 Citi report finding that market forces could "put in a plateau for global oil demand by the end of this decade," and an HSBC report that the equity valuation of oil producers could drop by 40 to 60 percent under a low emissions scenario.

The goal of the resolution is to recognize that climate concerns could cause some portion of the Company assets, including its reserves, to become stranded, reducing the value of Chevron's oil and gas reserves and/or related infrastructure before the end of their expected useful life.

Thus, the **RESOLVED** clause states:

> Shareholders request Chevron to prepare a report by September 2014, omitting proprietary information and prepared at reasonable cost, on the company's goals and plans to address global concerns regarding fossil fuels and their contribution to climate change, including analysis of long and short term financial and operational risks to the company.

In the **SUPPORTING STATEMENT**, proponents specifically request and recommend, that the report include:

- The risks and opportunities associated with various low-carbon scenarios, including reducing GHG emissions by 80 percent by 2050, as well as a scenario in which global oil demand declines due to evolving policy, technology, or consumer responses to address climate change;
- Whether and how the company's capital allocation plans account for the risks and opportunities in these scenarios;
- How the company will manage these risks, such as reducing the carbon intensity of its assets, diversifying its business by investing in lower-carbon energy sources, or returning capital to shareholders;
- The Board of Directors' role in overseeing capital allocation and climate risk reduction strategies.

The 2013 Proposal

The 2013 resolution diverges markedly from Proponent's resolution. Where Proponents' resolution addresses the growing potential for **stranded company assets** due to a number of factors that can *decrease* demand for oil -- from climate change regulations to decreased consumer demand -- the 2013 resolution posits the opposite, that usage of fossil fuels and therefore volume of greenhouse gas emissions will increase **such that the Company's physical assets will be at risk.**

Although both proposals have climate as an underlying issue, the 2013 proposal focuses on impacts to oil companies of a global temperature increase citing **increased storms impacting offshore oil facilities and oil transportation; melting permafrost impacting the stability of oil pipelines; and rising climate impacts setting off global political unrest, among others**.

The 2013 Resolved clause further asks that the company review the exposure and vulnerability of the company's facilities and operations to climate risk and issue a report that reviews and estimates the cost of the ***disaster risk management and adaptation steps the company is taking,***

and plans to take, to reduce its exposure and vulnerability to climate change and to increase resilience to the potential adverse impacts of climate extremes. (emphasis added).

The 2013 proposal received 7.6% of the vote. A proposal asking a company to undertake planning for physical risks associated with a changing climate certainly does not address substantially the same subject matter as a proposal asking the company to address the potential impact of various low-carbon scenarios, decreased demand for fossil fuels, and the concomitant potential for asset stranding due to global actions reducing demand for fossil fuels. For example, the Chevron division that would be required to write the 2013 report on disaster response and management would likely not be the same division that would be needed to write the current Resolution's report on the financial implications associated with drivers that substantially reduce the demand for fossil fuels and thus have the potential to strand company assets, including reserves.

As such, the 2013 proposal and its low vote is not relevant for purposes of assessing exclusion under Rule 14a-8(i)(12).

The 2011 and 2010 Proposals

The 2011 and 2010 proposals address a broad concern over the potential impacts of a changing climate on the company and the economy. Both proposals note the likely impacts of climate change, including dramatic weather events, rising sea levels, and drought, among others. Both note that "Climate change will therefore have profound negative effects on global economies." The proposals request a report on the financial risks climate change poses to "shareholder value over time." Finally, both supporting statements request that management consider risks including emissions management, physical risks, water scarcity (2011 version only), regulatory risk, material risk, business opportunities and reputational risk in their analysis.

Arguably, these 2010 and 2011 proposals also are not substantially similar to the current proposal. Although those proposals addressed the Company's management of an array of risks related to climate, they did not focus on the newly significant issue to investors of stranded assets. Nevertheless, since those proposals received adequate votes to allow the current proposal, it is not necessary for the Staff to find those proposals to be *not* substantially similar to allow the current proposal to appear on the proxy. Since the 2013 proposal clearly was dissimilar to the current proposal, the Proposal is not excludable.

SEC Precedents Demonstrate that Distinct Proposals will Be Allowed, Even Where There Exists a Broad, Overlapping Subject Matter

As quoted by Chevron, in amending rule 14a-8(12)(iii), the Commission declared that judgments will be based upon a consideration of the substantive concerns raised by a proposal rather than the specific language or actions proposed to deal with those concerns. SEC precedent indicates that even where the broad subject matter of proposals overlap, it will look at the actions requested, to determine if the proposal addresses substantially the same subject matter. It is apparent from recent Staff decisions that the level of granularity of Staff determinations of subject similarity seems to vary according to topic, perhaps according to how important the staff perceives a particular issue to be to stockholders.

For instance, consider how staff has dealt with issues of contributions in the political arena. A proposal relating to lobbying expenditures, and previous proposals relating to contributions to politicians, were not deemed to cover the same subject matter for purposes of Rule 14a-8(i)(12) in *Goldman Sachs* (March 14, 2013). In a context in which a high level of public and shareholder concern and scrutiny is being paid to the issue of corporate contributions in the political and lobbying arena, the Staff ruling was designed to be permissive, not finding that both of these areas of contribution are "political" despite such an argument the company.

Similarly, given the importance of the executive compensation issue to shareholders, it is not surprising to find that sequential proposals in the general subject area of executive compensation are not found to overlap despite obvious subject matter commonalities. In *General Electric* (January 3, 2014), a proposal requesting the board to adopt a policy mandating that GE will no longer pay dividends or equivalent payments to senior executives for shares they do not own, was found to not address substantially the same subject matter as proposals relating to other aspects of executive compensation, including **cessation** of executive stock option programs and bonus programs and, withdrawal of stock options granted to specific corporate officers even though both addressed the same subject matter of executive compensation.

In another historical instance, Chevron has also failed to succeed in a challenge under Rule 14a-8(i)(12) despite obvious subject matter overlap. In *Chevron Corp.* (February 29, 2000), a shareholder proposal requested the board of directors prepare a report on the *potential environmental damage* that would result from the company proceeding with plans to drill for oil and gas in the Arctic National Wildlife Refuge. The staff noted that while two prior proposals concerned substantially the same subject matter -- the company's oil and gas drilling operations in the Arctic National Wildlife Refuge -- the prior proposals were distinguishable because they requested immediate cessation of the drilling.

The cases cited by the Company show distinctly more overlapping relationship between proposals. For instance, in *Exxon Mobil* (March 23, 2012) the proposal relating to a comprehensive human right to water, which addresses policies of the relationship between the company and local communities regarding water, was found to be substantially similar to a proposal for a "report ... on how the corporation ensures that it is accountable for its environmental impacts in all of the communities where it operates." Although the earlier proposal related to some environmental impacts beyond water issues, both proposals squarely addressed accountability to local communities on environmental impacts, including water. This similarity was enough to find exclusion under Rule 14a-8(i)(12).

The 2013 decision at *Exxon Mobil* (March 7, 2013) cited by the Company is not a precedent for the current proposal, because it involved special circumstances unlike the present proposal. The *same* proponent in that instance had filed the previous year's proposal and then made a lastminute (after the filing deadline) change to the language of the proposal, arguably in an attempt to circumvent the likely Rule 14a-8(i)(12) objection to refiling. Therefore, Rule 14a-8(i)(12)'s underlying purpose of preventing a shareholder from re-crafting a proposal to attempt to circumvent the Rule was directly at issue.

Excluding the Current Distinct Proposal Would Not Serve the Purposes of Rule 14a-8(12)(iii)

Though Chevron claims that "the Staff has confirmed numerous times that Rule 14a-8(i)(12) does not require that the stockholder proposals or their subject matters be identical in order for a company to exclude the later submitted proposal…." Staff certainly did not mean for this rule to be deployed as a tool to eliminate dissimilar proposals in the same general subject area, which is what Chevron seeks here. That all four proposals request reports that relate in some way to climate change is immaterial; a report is a common request by shareholder resolutions and not a basis for eliminating resolutions under Rule 14a-8(i)(12).

In the present instance, it is quite apparent that the level of investor concern and interest on these issues of climate risk, especially the issue of stranded assets, is continuing to escalate, as planetary scale risk and prospects for company production and sales appeared to be on a collision course. In contrast, the issue of physical risk to facilities due to changing climate conditions is of *secondary concern* to the sector, arguably a risk profile that is similar to risks posed to any other manufacturing industry. Thus the 2013 proposal received lower votes, reflecting the different understanding of shareholders in the relevance of the risk targeted – risk to facilities, not risk to the global climate. Including the 2013 Proposal in consideration of sufficiency of votes is mixing apples and oranges – an incorrect categorization of "substantially similar" proposals.

CONCLUSION

As demonstrated above, the Proposal is not excludable under Rule14a-8(i)(12). Therefore, we request the Staff to inform the Company that the SEC proxy rules require denial of the Company's no-action request. Please call Sanford Lewis at (413) 549-7333 with respect to any questions in connection with this matter, or if the Staff wishes any further information.

Sincerely,



Sanford Lewis

cc: Rick Hansen
Andrew Behar

Appendix 1
The Proposal

WHEREAS:

Chevron Corporation is one of the world's leading integrated energy companies.

In recognition of the need to address climate change and minimize global temperature rise, nearly every national government has agreed that "deep cuts in greenhouse gas emissions (GHG) are required;" and that "the increase in global temperature should be below 2 degrees Celsius."

The International Energy Agency (IEA) states that "No more than one-third of proven reserves of fossil fuels can be consumed prior to 2050 if the world is to achieve the 2 degrees Celsius goal, unless carbon capture and storage technology is widely deployed."

To achieve a 66 percent probability of not exceeding a global temperature rise above 2 degrees Celsius, the Intergovernmental Panel on Climate Change estimates that approximately 987 gigatons of carbon dioxide can be emitted through 2100. The IEA states that total proven reserves of coal, oil, and natural gas, represent approximately 2,860 gigatons of potential CO_2 emissions.

Several analysts indicate that companies may not be adequately accounting for or disclosing the downside risks that could result from lower than expected demand or prices for oil.

- A March 2013 research paper by Citi stated that market forces could "put in a plateau for global oil demand by the end of this decade."
- HSBC reports that the equity valuation of oil producers could drop by 40 to 60 percent under a low emissions scenario.

Given the growing public concern about climate change, investors are concerned that actions to significantly reduce GHG emissions could reduce the value of Chevron's oil and gas reserves and/or related infrastructure before the end of their expected useful life.

Investors require additional information on how Chevron is preparing for potential scenarios in which demand for oil and gas is greatly reduced due to regulation or other climate-associated drivers. Without additional disclosure, shareholders are unable to determine whether Chevron is adequately managing these risks or seizing related opportunities.

RESOLVED:

Shareholders request Chevron to prepare a report by September 2014, omitting proprietary information and prepared at reasonable cost, on the company's goals and plans to address global concerns regarding fossil fuels and their contribution to climate change, including analysis of long and short term financial and operational risks to the company.

SUPPORTING STATEMENT:

We recommend the report include:

- The risks and opportunities associated with various low-carbon scenarios, including reducing GHG emissions by 80 percent by 2050, as well as a scenario in which global oil demand declines due to evolving policy, technology, or consumer responses to address climate change;
- Whether and how the company's capital allocation plans account for the risks and opportunities in these scenarios;
- How the company will manage these risks, such as reducing the carbon intensity of its assets, diversifying its business by investing in lower-carbon energy sources, or returning capital to shareholders;
- The Board of Directors' role in overseeing capital allocation and climate risk reduction strategies.

APPENDIX 2
CARBON ASSET RISK LETTER TO CHEVRON FROM INVESTORS

September 9, 2013

Attention:
John S. Watson, Chairman and Chief Executive Officer
Patricia E. Yarrington, Vice President and Chief Financial Officer
Robert E. Denham, Lead Director

Chevron
6001 Bollinger Canyon Road
San Ramon, California 94583
USA

Re: Assessment of Carbon Asset Risk by Chevron

Dear Mr. Watson, Ms. Yarrington and Mr. Denham:

A number of publications over the last year have discussed the climate change-related risks facing fossil fuel companies – both from current and future policies to reduce greenhouse gas (GHG) emissions as well as from the physical impacts of climate change. In addition, investment analysts have expressed concerns about the viability of the current capital expenditure plans of many oil and gas companies. We are an international group of institutional investors, collectively representing nearly USD 3 trillion in assets, writing to inquire about Chevron's exposure to these risks and plans for managing them.

In 2010, international governments formally set a long-term goal to limit global warming to below 2°C,[1] requiring a stabilization of the atmospheric concentration of GHGs below 450 parts per million (ppm) carbon dioxide equivalent (CO_2e). Because the combustion of fossil fuels is the largest contributor of GHG emissions, it is widely recognized that strong policy action will be necessary globally to transform how we produce and use energy to achieve this 2°C goal. We support such action because we think the long-term health of the economy depends on effectively managing the financial risks posed by climate change.

According to the International Energy Agency (IEA), the world is currently on a path to raise the atmospheric concentration of GHGs to at least 660 ppm CO_2e, corresponding to a warming of 3.6°C or more.[2] The World Bank recently warned that there could be no certainty that adaptation to this level of climate change is possible, and that, "a 4°C warmer world can, and must be, avoided – we need to hold warming below 2°C".[3]

As investors with diversified portfolios, we recognize the critical importance of having affordable energy to support economic growth. We also recognize that more than 80% of the world's growing energy demand is currently met by fossil fuels, but that to achieve the 2°C goal, fossil fuel-related GHG emissions will have to be reduced by about 80% by 2050. It is therefore important to understand how current and probable future policies to make these emissions reductions will impact capital expenditures and current assets in the oil and gas sector and how the physical impacts of unmitigated climate change will impact the sector's operations.

[1] "The Cancun Agreements," (2010).
[2] International Energy Agency, "World Energy Outlook 2012," (2012).
[3] The World Bank, "Turn Down the Heat: Why a 4°C Warmer World Must Be Avoided," (2012).

In its *World Energy Outlook 2012*, the IEA concluded, "No more than one-third of proven reserves of fossil fuel can be consumed prior to 2050 if the world is to achieve the 2°C goal, unless carbon capture and storage (CCS) is widely deployed."[4] Under a carbon-constrained scenario, investment bank HSBC assessed how a number of oil and gas companies would be affected and estimated that 40 to 60% of their market value could be lost because a portion of their proven reserves would become stranded assets and reduced demand for oil would drive down the prices for petroleum products, significantly reducing the value of their rèmaining proven reserves.[5] According to Standard & Poor's, such a price decline could pressure the creditworthiness of oil and gas companies, particularly those that have large exposure to high cost unconventional oil and gas production such as oil sands.[6] Despite the risk that a portion of current proven reserves of fossil fuels cannot be consumed if governments act on the 2°C goal, recent analysis by the Carbon Tracker Initiative and the Grantham Research Institute found that the world's 200 largest fossil fuel companies collectively still spent $674 billion in 2012 on finding and developing *new* reserves.[7] This raises concern about the possibility that returns on this capital may never be realized.

The costs of inaction could be considerable if the world continues on a path to a 3.6°C warming or greater. The *Federal Advisory Committee Draft Climate Assessment Report* recently concluded, "There is mounting evidence that the costs to the [U.S.] are already high and will increase very substantially in the future, unless global emissions of heat-trapping gases are strongly reduced."[8] In 2011 alone, the costs of extreme weather events, which are expected to increase with climate change,[9] totaled about $170 billion globally.[10] The oil and gas industry is also vulnerable to extreme weather due to the exposure of infrastructure such as refineries, ports, and offshore drilling rigs to hurricanes, flooding, and sea level rise.[11] Hurricanes Katrina and Rita, for example, caused extensive damage to the industry's assets along the Gulf Coast, taking more than a million barrels per day of refining capacity offline for months.[12] Extreme weather may also cause severe disruptions to other sectors, especially those such as agriculture that are particularly vulnerable to changes in weather patterns, as well as to communities and commerce generally, resulting in reduced overall economic growth and changes in energy demand.

As investors with long-term investment strategies, we would like to understand Chevron's reserve exposure to the risks associated with current and probable future policies for reducing GHG emissions by 80% by 2050 to achieve the 2°C goal (including carbon pricing, pollution and efficiency standards, removal of subsidies, and/or reduced demand), and the risks to its operations as well as the economy as a whole of increasing extreme weather associated with the world's current path to a warming of 3.6°C or more. We would also like to understand what options there are for Chevron to manage these risks by, for example, reducing the carbon intensity of its assets,

---

[4] International Energy Agency, "World Energy Outlook 2012."
[5] Paul Spedding, Kirtan Mehta, and Nick Robins, "Oil & Carbon Revisited: Value at Risk from 'Unburnable' Reserves," (HSBC Global Research, 2013).
[6] Simon Redmond and Michael Wilkins, "What a Carbon-Constrained Future Could Mean for Oil Companies' Creditworthiness," (Standard & Poors, 2013).
[7] Carbon Tracker and The Grantham Research Institute, "Unburnable Carbon 2013: Wasted Capital and Stranded Assets," (2013).
[8] National Climate Assessment and Development Advisory Committee, "Draft Climate Assessment Report," (United States Global Change Research Program, 2013).
[9] C.B. Field et al., "Managing the Risks of Extreme Events and Disasters to Advance Climate Change Adaptation," (IPCC, 2012).
[10] Cynthia McHale and Sharlene Leurig, "Stormy Future for U.S. Property/Casualty Insurers: The Growing Costs and Risks of Extreme Weather Events," (Ceres, 2012).
[11] International Energy Agency, "Redrawing the Energy-Climate Map," (2013).
U.S. Department of Energy, "U.S. Energy Sector Vulnerabilities to Climate Change and Extreme Weather," (2013).
[12] Lawrence Kumins and Robert Bamberger, Congressional Research Service, "Oil and Gas Disruption From Hurricanes Katrina and Rita, "Updated Apr. 6, 2006, http://www.au.af.mil/au/awc/awcgate/crs/rl33124.pdf.

divesting its most carbon-intensive assets, diversifying its business by investing in lower-carbon energy sources, or returning capital to shareholders.[13]

These long-term, climate change-related risks raise additional concerns for discussions already underway between the investment community and oil and gas companies about the viability of their capital expenditure plans.[14] There is now a widespread view that it is not in the best interest of investors for companies to expend further capital on low-return projects.[15] Government policies to reduce GHG emissions would be likely to further reduce the returns of these projects.

Therefore, we ask that Chevron review both its exposure to these risks and its plans for managing them. To inform this review, in line with IEA's recent report, *Redrawing the Energy-Climate Map*, we request that Chevron conduct a risk assessment under at least two main scenarios: (1) a business-as-usual scenario such as that used in Chevron's current reporting and (2) a low-carbon scenario consistent with reducing GHG emissions by 80% by 2050 to achieve the 2°C goal. We recommend that this assessment evaluate:

- Capital expenditure plans for finding and developing new reserves, including consideration of rates of return and payback periods and alternative uses of capital;
- The potential GHG emissions associated with the production of all unproduced reserves categorized by resource type, e.g., onshore conventional, tight oil, shale gas, oil sands, offshore, etc.;[16]
- The risks to unproduced reserves, due to factors such as carbon pricing, pollution and efficiency standards, removal of subsidies and/or reduced demand;
- The risks to assets, particularly oil and gas infrastructure, posed by the physical impacts of climate change, including extreme weather, water stress, and sea level rise; and
- The impacts of the above-referenced risks associated with climate policies and the physical impacts of climate change on the Company's current and projected workforce.

While we recognize that detailed disclosure of the results of such an assessment could be commercially sensitive, we ask for disclosure that demonstrates Chevron's commitment to managing the risks outlined in this letter. Finally, given the strategic nature of these issues, we would like to understand what role the Board has in overseeing this assessment.

We would appreciate receiving notification of Chevron's intent regarding this request by October 4, 2013 or immediately following the next Board meeting and your full response in advance of Chevron's 2014 Annual Stockholders Meeting or AGM. We realize that these are complex issues and welcome the opportunity to meet with you to discuss our requests in more detail. Please direct your response to Ryan Salmon, Manager, Oil and Gas Program at Ceres (salmon@ceres.org, 617-247-0700 x122), who is coordinating this engagement on behalf of the participating investors, and will communicate your response to the undersigned.

Sincerely,

---

[13] International Energy Agency, "Redrawing the Energy-Climate Map."
[14] Andrew Peaple, "Europe's Oil Majors Should Focus on Shareholders," *Wall Street Journal* 2013 and della Vigna, M et al. "No Light at the End of the Tunnel" (Goldman Sachs Equity Research, 2013)
[15] Rats, M et al "Why 'Big Oil' has Underperformed so Much..." (Morgan Stanley Research Europe), Syme, A et al. "Investing for Commodity Uncertainty".(Citi Research, 2013); della Vigna, M et al "Death and Rebirth of an Industry" (Goldman Sachs Equity Research, 2012)
[16] A similar question appears in: Carbon Disclosure Project, "Investor Cdp 2013 Information Request," (2013).

Stephen Abrecht
Co-Chair, Board of Trustees
SEIU Master Trust

Geeta Aiyer
President
Boston Common Asset Management, LLC

Cambria Allen
Corporate Governance Director
UAW Retiree Medical Benefits Trust

Shelley Alpern
Director of Social Research and Advocate
Clean Yield Asset Management

Matthias Beer
Associate Director
Governance & Sustainable Investment
F&C Asset Management plc

Sasja Beslik
Head of Responsible Investment
Nordea Asset Management

James Bevan
CIO
CBF Church of England Funds

David Blood
Senior Partner
Generation Investment Management

Henry Boucher
Partner, Deputy Chief Investment Officer
Sarasin & Partners LLP

Tim Brennan
Treasurer and Chief Financial Officer
Unitarian Universalist Association of Congregations

John Chiang
Controller
State of California

Kathleen Coll
Administrator for Shareholder Advocacy
Catholic Health East

Frank Curtiss
Head of Corporate Governance
Railpen Investments

Sister Patricia A. Daly, OP
Corporate Responsibility Representative
Sisters of St. Dominic of Caldwell, NJ

Sister Patricia A. Daly, OP
Executive Director
Tri-State Coalition for Responsible Investment

William Dempsey
Senior Vice President of Finance
The Nathan Cummings Foundation

Thomas DiNapoli
New York State Comptroller
New York State Common Retirement Fund

Jack Ehnes
CEO
California State Teachers' Retirement System

Richard Fahey
Chief Operating Officer and Treasurer
Skoll Foundation

Steven A. Falci
Head of Strategy Development
Sustainable Investment
Kleinwort Benson Investors

Anders Ferguson
Partner
Veris Wealth Partners

Robert Fernandez
Vice President, Credit Research
Breckinridge Capital Advisors

Elizabeth Fernando
Head of Equities
USS Investment Management

Danielle Fugere
President
As You Sow

David Gautsche
President
Praxis Mutual Funds

Julie Gorte
Senior Vice President for Sustainable Investing
Pax World Management Corp.

Alisa Gravitz
CEO, President
Green America

Farha-Joyce Haboucha
Managing Director
Rockefeller & Co.

Donald G. Hart
President
United Church Funds

Wendy S. Holding
Trustee
The Sustainability Group at Loring,
Wolcott and Coolidge Trust, Inc.

Pierre Jameson
Investment Officer
The Church of England Pensions Board

Tom Joy
Director of Investments
The Church Commissioners for England

Leon Kamhi
Head of Engagement
Hermes Equity Ownership Services, Ltd

Nancy Kopp
Treasurer
State of Maryland

Sonia Kowal
Director of Socially Responsible Investing
Zevin Asset Management, LLC

Lisa Laird
VP Investments and Cash Management
St. Joseph Health System

Peter Lambert
CEO
Local Government Super

Terra Lawson-Remer
Chair
Advisory Committee on Investor Responsibility
The New School

John Liu
New York City Comptroller
New York City Pension Funds

Bill Lockyer
Treasurer
State of California

Craig Mackenzie
Head of Sustainability
Scottish Widows Investment Partnership

Peter Murphy
CEO
Christian Super

Denise Nappier
Treasurer
State of Connecticut

Nora Nash
Director, Corporate Social Responsibility
Sisters of St. Francis of Philadelphia

Daniel Nielsen
Director of SRI
Christian Brothers Investment Services, Inc.

William Orum
Partner
Capricorn Investment Group, LLC

Matthew Patsky
CEO
Trillium Asset Management

Elizabeth Pearce
Treasurer
State of Vermont

Jeff Perkins
Executive Director
Friends Fiduciary Corporation

Michael Quicke
CEO
CCLA Investment Management

Counsellor Kieran Quinn
Chair
Local Authority Pension Fund Forum

Gina Raimondo
Treasurer
State of Rhode Island

Mark Regier
Director of Stewardship Investing
Everence

Cathy Rowan
Corporate Responsibility Coordinator
Maryknoll Sisters

Steve Schueth
President
First Affirmative Financial Network, LLC

Tim Smith
Senior Vice President
Director of ESG Shareowner Engagement
Walden Asset Management

Susan Smith Makos
SRI Advisor
Catholic Health Partners

Susan Smith Makos
Vice President of Social Responsibility
Mercy Investment Services, Inc.

Rev. Bill Somplatsky-Jarman
Mission Responsibility Through Investment
Presbyterian Church (USA)

Anne Stausboll
CEO
California Public Employees' Retirement System

Luan Steinhilber
Director of Operations and Shareholder Advocacy
Miller/Howard Investments, Inc.

Greg Sword
Chief Executive Officer
LUCRF Super

Phil Vernon
Managing Director
Australian Ethical Investment Ltd.

Susan Vickers
VP Community Health
Dignity Health

Stephen Viederman
Chair, Finance Committee
The Christopher Reynolds Foundation

Dieter Waizenegger
Executive Director
CtW Investment Group

Peter Wallach
Head
Merseyside Pension Fund

Richard Walters
Director of Corporate Social Responsibility
United Church of Christ - Pension Boards

Steve Waygood
Chief Responsible Investment Officer
Aviva Investors

Ted Wheeler
Treasurer
State of Oregon

Ross Youngman
CEO
Five Oceans Asset Management

David Zellner
Chief Investment Officer
Wespath Investment Management

Vermont Pension Investment Committee


Chevron

Rick E. Hansen
Assistant Secretary and
Supervising Counsel

Corporate Governance
Chevron Corporation
6001 Bollinger Canyon Road.
T3184
San Ramon, CA 94583
925-842-2778
rhansen@chevron.com

January 20, 2014

VIA E-MAIL (shareholderproposals@sec.gov)
VIA EXPRESS MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Chevron Corporation*
Stockholder Proposal of As You Sow on behalf of Andrew Behar
Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that Chevron Corporation (the "Company") intends to omit from its proxy statement and form of proxy for its 2014 Annual Meeting of Stockholders (collectively, the "2014 Proxy Materials") a stockholder proposal (the "Proposal") and statement in support thereof received from As You Sow on behalf of Andrew Behar (the "Proponent").

Pursuant to Rule 14a-8(j), we:

- have filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the date the Company expects to file its definitive 2014 Proxy Materials with the Commission; and
- are sending copies of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that stockholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal states:

> **RESOLVED:**
>
> Shareholders request Chevron to prepare a report by September 2014, omitting proprietary information and prepared at reasonable cost, on the company's goals and plans to address global concerns regarding fossil fuels and their contribution to climate change, including analysis of long and short term financial and operational risks to the company.

A copy of the Proposal, as well as related correspondence with the Proponent, is attached to this letter as Exhibit A.

BASIS FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2014 Proxy Materials pursuant to Rule 14a-8(i)(12)(iii) because the Proposal deals with substantially the same subject matter as at least three previously submitted stockholder proposals that were included in the Company's 2013, 2011, and 2010 proxy materials, respectively, and the most recently submitted of those proposals did not receive the support necessary for resubmission.

ANALYSIS

The Proposal May Be Excluded Under Rule 14a-8(i)(12)(iii) Because It Deals With Substantially The Same Subject Matter As At Least Three Previously Submitted Proposals, And The Most Recently Submitted Of Those Proposals Did Not Receive The Support Necessary For Resubmission.

Under Rule 14a-8(i)(12)(iii), a stockholder proposal dealing with "substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years" may be excluded from the proxy materials "for any meeting held within 3 calendar years of the last time it was included if the proposal received . . . [l]ess than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years."

A. Overview Of Rule 14a-8(i)(12).

The Commission has indicated that the condition in Rule 14a-8(i)(12) that the stockholder proposals deal with "substantially the same subject matter" does not mean that the previous proposal(s) and the current proposal must be exactly the same. Although the predecessor to Rule 14a-8(i)(12) required a proposal to be "substantially the same proposal" as prior proposals, the Commission amended this rule in 1983 to permit exclusion of a proposal that "deals with substantially the same subject matter." The Commission explained the reason for and meaning of the revision, stating:

> The Commission believes that this change is necessary to signal a clean break from the strict interpretive position applied to the existing provision. The Commission is aware that the interpretation of the new provision will continue to involve difficult subjective judgments, but anticipates that those judgments will be based upon a consideration of the substantive concerns raised by a proposal rather than the specific language or actions proposed to deal with those concerns.

Exchange Act Release No. 20091 (Aug. 16, 1983).

Accordingly, the Staff has confirmed numerous times that Rule 14a-8(i)(12) does not require that the stockholder proposals or their subject matters be identical in order for a company to exclude the later-submitted proposal. When considering whether proposals deal with substantially the same subject matter, the Staff has focused on the "substantive concerns" raised by the proposals rather than on the specific language or corporate action proposed to be taken. Thus, the Staff has concurred with the exclusion of proposals under Rule 14a-8(i)(12) when the proposal in question shares similar underlying social or policy issues with a prior proposal, even if the proposals recommended that the company take different actions. *See Medtronic Inc.* (avail. June 2, 2005) (concurring that a proposal requesting that the company list all of its political and charitable contributions on its website was excludable as dealing with substantially the same subject matter as prior proposal requesting that the companies cease making charitable contributions); *Saks Inc.* (avail. Mar. 1, 2004) (concurring that a proposal requesting that the board of directors implement a code of conduct based on International Labor Organization standards, establish an independent monitoring process and annually report on adherence to such code was excludable as it dealt with substantially the same subject matter as a prior proposal requesting a report on the company's vendor labor standards and compliance mechanism).

In addition, the Staff has concurred in the exclusion of proposals under Rule 14a-8(i)(11) even if the proposals differ in scope from the prior proposals. In *Exxon Mobil Corp.* (avail. Mar. 7, 2013), for example, the Staff permitted the exclusion pursuant to Rule 14a-8(i)(12)(iii) of a stockholder proposal requesting that the board of directors review the exposure of the company's facilities to climate risk and issue a report to stockholders because the proposal dealt with substantially the same subject matter as three prior proposals requesting that the company either establish a committee or a task force to address issues relating to global climate change. *See also Exxon Mobil Corp.* (avail. Mar. 23, 2012) (concurring that a proposal requesting a comprehensive policy on water addressed substantially the same subject matter as three other proposals, one of which requested that the board issue a report on issues relating to land, water and soil); *Dow Jones & Co., Inc.* (avail. Dec. 17, 2004) (concurring that a proposal requesting that the company publish information relating to its process for donations to a particular non-profit organization was excludable as it dealt with substantially the same subject matter as a prior proposal requesting an explanation of the procedures governing all charitable donations); *General Motors Corp.* (avail. Mar. 18, 1999) (concurring that a proposal regarding goods or services that utilize slave or forced labor in China was excludable because it dealt with the same subject matter as previous proposals that would have applied to the Soviet Union as well as China).

B. The Proposal Deals With Substantially The Same Subject Matter As At Least Three Proposals That Were Previously Included In The Company's Proxy Materials Within The Preceding Five Calendar Years.

The Company has within the past five years included in its proxy materials at least three stockholder proposals regarding reporting to stockholders on the perceived risks to the Company associated with climate change and the measures that the Company intends to take to address such risks.

- The Company included in its 2013 proxy materials, filed with the SEC on April 11, 2013 (the "2013 Proposal," attached as Exhibit B), a stockholder proposal that requested "a committee of independent members of the Board of Directors review the exposure and vulnerability of [the Company]'s facilities and operations to climate risk and issue a report to shareholders . . . that reviews and estimates the costs of the disaster risk management and adaptation steps the [C]ompany is taking, and plans to take, to reduce exposure and vulnerability to climate change and to increase resilience to the potential adverse impacts of climate extremes."

- The Company included in its 2011 proxy materials, filed with the SEC on April 14, 2011 (the "2011 Proposal," attached as Exhibit C), a stockholder proposal that requested that the Board prepare a report "on the financial risks resulting from climate change and its impacts on shareowner value over time, as well as actions the Board deems necessary to provide long-term protection of our business interests and shareowner value."

- The Company included in its 2010 proxy materials, filed with the SEC on April 15, 2010 (the "2010 Proposal," attached as Exhibit D), a stockholder proposal that was substantially identical to the 2011 Proposal.

The Proposal deals with substantially the same subject matter as the 2013 Proposal, 2011 Proposal, and 2010 Proposal (collectively, the "Previous Proposals"). Specifically, the Proposal and the Previous Proposals request that the Company report to stockholders on the perceived risks to the Company associated with climate change and the measures that the Company intends to take to address such risks. The express language of the Proposal and the Previous Proposals demonstrate that they address substantially the same substantive concern. For example:

- The resolved clauses of the Proposal and the Previous Proposals request a report on the risks of climate change on the Company's business. The Proposal requests a report that includes an "analysis of long and short term financial and operational risks to the [C]ompany" of climate change. The 2013 Proposal requests a report based on a review of "the exposure and vulnerability of our [C]ompany's facilities and operations to climate risk." The 2011 Proposal and the 2010 Proposal similarly request reports on the Company's "financial risks resulting from climate change and its impact on shareowner value over time."

- The resolved clauses of the Proposal and the Previous Proposals also request a report on the Company's plans to address or mitigate climate change risks. The Proposal requests that the report include "the [C]ompany's goals and plans to address global concerns regarding fossil fuels and their contribution to climate change." The 2013 Proposal requests that the report include "the costs of the disaster risk management" and the "adaptation steps the [C]ompany is taking, and plans to take, to reduce exposure and vulnerability to climate change and to increase resilience to the potential adverse impacts of climate extremes." The 2011 Proposal and the 2010 Proposal request reports that include "actions the Board deems necessary to provide long-term protection of our business interests and shareowner value."

- The Proposal and Previous Proposals also recommend that the requested reports include substantially similar considerations related to the risks and opportunities posed by climate change to the Company's business. For example, the Proposal's supporting statement recommends that the Company include in its report the "risks and opportunities associated with low-carbons scenarios," such as one in which "global oil demand declines due to evolving policy, technology, or consumer responses to address climate change," and the ways in which "the [C]ompany will manage these risks." The supporting statements of the 2011 and the 2010 proposal similarly suggest that the Company include in its report the "[p]hysical risks of climate change on our business and operations," "global regulatory risks of legislative proposals for carbon taxes and cap and trade," and "material risks with respect to climate change" as well as the "[p]ositive business opportunities." Likewise, the 2013 Proposal requests that the report include the estimated costs of the Company's "exposure and vulnerability" to climate risk and "disaster risk management" relating to climate change and that it include the Company plans to take to reduce such vulnerabilities.

- The Whereas clauses of the Proposal and the Previous Proposals indicate that the Proposal and the Previous Proposals are motivated by the same concerns. Specifically, the Whereas clauses of the Proposal and the Previous Proposals cite studies and reports on climate change and the effects that perceived climate threats may have on the Company. The Proposal, for example, quotes intergovernmental accords and reports that state a reduction in greenhouse gas emissions is required to make it more likely that global temperatures do not exceed "the 2 degrees Celsius goal." Similarly, the 2013 Proposal quotes intergovernmental reports that allege a lower probability of "stabilizing the climate at a 2-degree Celsius (2°C) global average temperature increase" without greenhouse gas emission reductions. The 2011 Proposal and 2010 Proposal likewise state that "[s]cientific, business, and political leaders globally have identified the risks of climate change for the natural environment and the global economy," and both proposals commend the Company's efforts to "reduce greenhouse gases contributing to climate change."

- The Whereas clauses of the Proposal and the Previous Proposals also recite potential adverse impacts of climate change on the Company's business, including fluctuations in the demand for fossils fuels, more stringent government regulation, and environmental risks. The Proposal points to the "potential scenarios in which global demand for oil and gas is greatly reduced due to regulation or other climate-associated drivers," which may affect the valuation of the Company, and the 2013 Proposal expresses similar concerns regarding the Company's exposure and vulnerability to "impacts of climate extremes," including weather-related impacts and political unrest due to climate change. Similarly, the 2011 Proposal and 2010 Proposal both state that "climate change, other environmental risks and related government policies" may have a significant impact on the Company's business and on stockholder investments.

Thus, the substantive concerns underlying both the Proposal and the Previous Proposals are the same. Even if the Proposal and Previous Proposals requested reports that may differ in their precise terms and scope does not preclude no-action relief under Rule 14a-8(i)(12). As illustrated in the *Exxon Mobil Corp.* (avail. Mar. 7, 2013), *Exxon Mobil Corp.* (avail. Mar. 23, 2012), *Dow Jones* and *General Motors* precedents cited above, the Staff has consistently concurred in the exclusion of stockholder proposals that varied in language and scope from previously submitted proposals. As in the above precedent, although the specific language in the Previous Proposals and the Proposal may differ, each address the same substantive concern—reporting to stockholders on the perceived risks to the Company associated with climate change and the measures that the Company intends to take to address such risks. Any difference in scope between the reports requested by the Proposal and the Previous Proposals is thus not relevant pursuant to Staff precedent.

C. *The Stockholder Proposal Included In The Company's 2013 Proxy Materials Did Not Receive The Stockholder Support Necessary To Permit Resubmission.*

In addition to requiring that the proposals address the same substantive concern, Rule 14a-8(i)(12) sets thresholds with respect to the percentage of stockholder votes cast in favor of the last proposal submitted and included in the Company's proxy materials. As evidenced in the Company's Form 8-K filed on June 4, 2013, which states the voting results for the Company's 2013 Annual Meeting of Stockholders and is attached as Exhibit E, the 2013 Proposal received 7.57% of the votes cast at the Company's 2013 Annual Meeting of Stockholders.[1] Thus, the vote on the 2013 Proposal failed to achieve the 10% threshold specified in Rule 14a-8(i)(12)(iii) at the 2013 Annual Meeting.

For the foregoing reasons, the Company may exclude the Proposal from its 2014 Proxy Materials under Rule 14a-8(i)(12)(iii).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2014 Proxy Materials.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Correspondence regarding this letter should be sent to rhansen@chevron.com. If we can be of any further assistance in this matter, please do not hesitate to call me at (925) 842-2778 or Elizabeth A. Ising of Gibson, Dunn & Crutcher LLP at (202) 955-8287.

Sincerely,



Rick E. Hansen

Enclosures

cc: Danielle R. Fugere, As You Sow

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[1] The 2013 Proposal received 1,139,785,938 "against" votes and 93,334,321 "for" votes. Abstentions and broker non-votes were not included for purposes of this calculation. *See* Staff Legal Bulletin No. 14, Question F.4 (July 13, 2001).

EXHIBIT A



AS YOU SOW

1611 Telegraph Avenue, Suite 1450
Oakland, CA 94612

www.asyousow.org
BUILDING A SAFE, JUST AND SUSTAINABLE WORLD SINCE 1992

December 12, 2013

Via fax and email: *(925) 842-2846, corpgov@chevron.com*

Ms. Lydia Beebe
Corporate Secretary and Chief Governance Officer
Chevron Corporation
6001 Bollinger Canyon Road
San Ramon, CA 94583-2324

Re: 2014 Shareholder Resolution

Dear Ms. Beebe:

As You Sow, a non-profit organization whose mission is to promote corporate accountability, sends this letter to notify you of our intention to file the enclosed shareholder resolution with Chevron Corporation on behalf of Chevron shareholder Andrew Behar.

As You Sow submits this shareholder proposal for inclusion in the 2014 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 (17 C.F.R. § 240.14a-8). Andrew Behar holds more than $2,000 of Chevron Corporation stock, acquired more than one year prior to the filing date and held continuously for that time. Andrew Behar will remain invested in this position continuously through the date of the 2014 annual meeting. Please forward any correspondence relating to this matter to As You Sow and not to Mr. Behar. A representative of the filer will attend the stockholders' meeting to move the resolution as required.

I look forward to discussing this issue with you in greater detail and hope that dialogue with Chevron will result in resolution of our concerns. If you have any questions or comments regarding this letter or resolution, please contact Danielle Fugere, President, As You Sow at (510) 735-8141 or via email at dfugere@asyousow.org.

I would appreciate receiving a confirmation of receipt of this letter via U.S. Mail or e-mail.

Sincerely,

Danielle R. Fugere
President & Chief Counsel

WHEREAS:

Chevron Corporation is one of the world's leading integrated energy companies.

In recognition of the need to address climate change and minimize global temperature rise, nearly every national government has agreed that "deep cuts in greenhouse gas emissions (GHG) are required;" and that "the increase in global temperature should be below 2 degrees Celsius."

The International Energy Agency (IEA) states that "No more than one-third of proven reserves of fossil fuels can be consumed prior to 2050 if the world is to achieve the 2 degrees Celsius goal, unless carbon capture and storage technology is widely deployed."

To achieve a 66 percent probability of not exceeding a global temperature rise above 2 degrees Celsius, the Intergovernmental Panel on Climate Change estimates that approximately 987 gigatons of carbon dioxide can be emitted through 2100. The IEA states that total proven reserves of coal, oil, and natural gas, represent approximately 2,860 gigatons of potential CO_2 emissions.

Several analysts indicate that companies may not be adequately accounting for or disclosing the downside risks that could result from lower than expected demand or prices for oil.

- A March 2013 research paper by Citi stated that market forces could "put in a plateau for global oil demand by the end of this decade."
- HSBC reports that the equity valuation of oil producers could drop by 40 to 60 percent under a low emissions scenario.

Given the growing public concern about climate change, investors are concerned that actions to significantly reduce GHG emissions could reduce the value of Chevron's oil and gas reserves and/or related infrastructure before the end of their expected useful life.

Investors require additional information on how Chevron is preparing for potential scenarios in which demand for oil and gas is greatly reduced due to regulation or other climate-associated drivers. Without additional disclosure, shareholders are unable to determine whether Chevron is adequately managing these risks or seizing related opportunities.

RESOLVED:

Shareholders request Chevron to prepare a report by September 2014, omitting proprietary information and prepared at reasonable cost, on the company's goals and plans to address global concerns regarding fossil fuels and their contribution to climate change, including analysis of long and short term financial and operational risks to the company.

SUPPORTING STATEMENT:

We recommend the report include:

- The risks and opportunities associated with various low-carbon scenarios, including reducing GHG emissions by 80 percent by 2050, as well as a scenario in which global oil demand declines due to evolving policy, technology, or consumer responses to address climate change;
- Whether and how the company's capital allocation plans account for the risks and opportunities in these scenarios;
- How the company will manage these risks, such as reducing the carbon intensity of its assets, diversifying its business by investing in lower-carbon energy sources, or returning capital to shareholders;
- The Board of Directors' role in overseeing capital allocation and climate risk reduction strategies.

December 12, 2013

Danielle Fugere, President
As You Sow Foundation
1611 Telegraph Ave., Ste. 1450
Oakland, CA 94612

Dear Danielle Fugere,

I hereby authorize As You Sow to file a shareholder resolution on my behalf with Chevron Corporation and that it be included in the proxy statement in accordance with Rule 14-a8 of the General Rules and Regulations of the Securities and Exchange Act of 1934.

I am the owner of more than $2,000 worth of stock that it has held continuously for over a year. I intend to hold the stock through the date of the company's annual meeting in 2014.

I give As You Sow the authority to deal on my behalf with any and all aspects of the shareholder resolution. I understand that my name may appear on the company's proxy statement as the filer of the aforementioned resolution.

Sincerely,



Andrew Behar



RBC Wealth Management

25 Hanover Road
Florham Park, NJ 07932-1407

Phone: 973-822-2500
Toll Free: 800-322-3240
Fax: 973-966-0309

December 12, 2013

Chevron Corporation
Attn: Lydia I. Beebe
Corporate Secretary and Chief Governance Officer
6001 Bollinger Canyon Road
San Ramon, CA

RE: Proof of Share Ownership

Dear Lydia I. Beebe,

RBC SRI Wealth Management, a DTC participant, acts as the custodian for Andrew Behar's IRA account. As of December 12, 2013, Andrew Behar has continuously held over $2,000 worth of Chevron Corporation common stock for over one year.

Andrew Behar has informed us that they intend to continue to hold the required number of shares through the date of the company's annual meeting in 2014.

Sincerely,

Joshua Levine, Vice President – Financial Advisor



Rick E. Hansen
Assistant Secretary and
Supervising Counsel

Corporate Governance
Chevron Corporation
6001 Bollinger Canyon Road, T3184
San Ramon, CA 94583
925-842-2778
rhansen@chevron.com

VIA EMAIL (dfugere@asyousow.org)
VIA EXPRESS MAIL

December 12, 2013

Danielle R. Fugere
President and Chief Counsel
As You Sow
1611 Telegraph Ave., Suite 1450
Oakland, CA 94612

Re: Shareholder Proposal

Dear Ms. Fugere,

We have received your letter, emailed to Ms. Lydia Beebe on December 12, 2013, on behalf of Mr. Andrew Behar, submitting a shareholder proposal for inclusion in Chevron's proxy statement and proxy for its 2014 annual meeting of shareholders. By way of rules adopted pursuant to the Securities Exchange Act of 1934 ("Exchange Act"), the U.S. Securities and Exchange Commission ("SEC") has prescribed certain procedural and eligibility requirements for the submission of proposals. I write to provide notice of a certain defect in your submission, as detailed below, and ask that you provide to us documents sufficient to remedy this defect.

Pursuant to Exchange Act Rule 14a-8(b), to be eligible to submit a proposal, Mr. Behar must be a Chevron stockholder, either as a registered holder or as a beneficial holder (i.e., a street name holder), and must have continuously held at least $2,000 in market value or 1% of Chevron's shares entitled to be voted on the proposal at the annual meeting for at least one year by the date the proposal is submitted. Chevron's stock records for its registered holders do not indicate that Mr. Behar is a registered holder. Exchange Act Rule 14a-8(b)(2) and SEC staff guidance provide that if Mr. Behar is not a registered holder he must prove his share position and eligibility by submitting to Chevron either:

1. a written statement from the "record" holder of his shares (usually a broker or bank) verifying that Mr. Behar continuously held the required value or number of shares for at least the one-year period preceding and including the date the proposal was submitted (December 12, 2013); or

2. a copy of a filed Schedule 13D, Schedule 13G, Form 3, Form 4, Form 5, or amendments to those documents or updated forms, reflecting his ownership of the required value or

> number of shares as of or before the date on which the one-year eligibility period begins and any subsequent amendments reporting a change in ownership level, along with a written statement that he has owned the required value or number of shares continuously for at least one year as of the date the proposal was submitted (December 12, 2013).

I acknowledge that your letter included documents from Mr. Behar and the "record" holder of his shares, RBC Wealth management, a division of RBC Capital Markets, LLC (together, "RBC"), indicating that, as of the date the proposal was submitted (December 12, 2013), Mr. Behar owns "$2,000 worth of Chevron Corporation common stock" and that Mr. Behar has held this value of shares for over one year. However, neither of these documents indicate the number of shares owned by Mr. Behar or held by RBC and we are thus unable to independently determine whether Mr. Behar holds the required value or number of shares, calculated in the manner prescribed by the SEC's rules.

In this regard, I direct your attention to the SEC's Division of Corporation Finance Staff Legal Bulletin No. 14 (at C(1)(a)), which states:

> Due to market fluctuations, the value of a shareholder's investment in the company may vary throughout the year before he or she submits the proposal. In order to determine whether the shareholder satisfies the $2,000 threshold, we look at whether, on any date within the 60 calendar days before the date the shareholder submits the proposal, the shareholder's investment is valued at $2,000 or greater, based on the average of the bid and ask prices. Depending on where the company is listed, bid and ask prices may not always be available. For example, bid and ask prices are not provided for companies listed on the New York Stock Exchange. Under these circumstances, companies and shareholders should determine the market value by multiplying the number of securities the shareholder held for the one-year period by the highest *selling* price during the 60 calendar days before the shareholder submitted the proposal. For purposes of this calculation, it is important to note that a security's highest selling price is not necessarily the same as its highest closing price.

Further, when addressing the "common errors shareholders can avoid when submitting proof of ownership to companies," the SEC's Division of Corporation Finance Staff Legal Bulletin No. 14F (at C), states:

> We recognize that the requirements of Rule 14a-8(b) are highly prescriptive and can cause inconvenience for shareholders when submitting proposals. Although our administration of Rule 14a-8(b) is constrained by the terms of the rule, we believe that shareholders can avoid the two errors highlighted above by arranging to have their broker or bank provide the required verification of ownership as of the date they plan to submit the proposal using the following format:

> "As of [date the proposal is submitted], [name of shareholder] held, and has held continuously for at least one year, [number of securities] shares of [company name] [class of securities]."[11]

The above language, in both Staff Legal Bulletins, presumes that the SEC's Division of Corporation Finance Staff and Chevron should be able to independently determine whether a shareholder proposal proponent holds the required value of shares to submit a proposal, calculated in the manner prescribed by the SEC's rules. In this case, absent some indication of the number of shares held by Mr. Behar we are unable to make an independent determination.

Consistent with the above, if Mr. Behar intends to demonstrate ownership of the requisite value or number of shares to submit a proposal for inclusion in Chevron's proxy statement and proxy for its 2014 annual meeting of shareholders, we ask that Mr. Behar and RBC submit revised documentation indicating the number of shares owned by Mr. Behar.

I appreciate your attention to this matter. Your response may be sent to my attention by U.S. Postal Service or overnight delivery at the address above or by email (rhansen@chevron.com). Pursuant to Exchange Act Rule 14a-8(f), your response must be postmarked or transmitted electronically no later than 14 days from the date you receive this letter.

Copies of Exchange Act Rule 14a-8 and Staff Legal Bulletin Nos. 14 and 14F are enclosed for your convenience.

Sincerely yours,



Enclosures



AS YOU SOW
1611 Telegraph Avenue, Suite 1450
Oakland, CA 94612
www.asyousow.org
BUILDING A SAFE, JUST AND SUSTAINABLE WORLD SINCE 1992

December 19, 2013

Chevron Corporation
ATTN: Corporate Secretary Lydia I. Beebe
6001 Bollinger Canyon Road
San Ramon, California 94583-2324

RE: Proof of Share Ownership

Dear Rick E. Hansen,

On Dec 12, 2013 Danielle Fugere submitted a shareholder resolution on behalf of Andrew Behar regarding fossil fuels and climate change. In response to your December 13 dated letter, please find the requested proof of ownership document enclosed. This document has also been emailed to you.

Please confirm receipt by emailing me at atimbers@asyousow.org. I am happy to help with any questions at the same email address.

Best Regards,

Amelia Timbers
Energy Program Manager



RBC Wealth Management

25 Hanover Road
Florham Park, NJ 07932-1424

Phone: 973-822-2500
Toll Free: 800-322-3240
Fax: 976-966-0309

December 17, 2013

Ms. Lydia Beebe
Corporate Secretary and Chief Governance Officer
Chevron Corporation
6001 Bollinger Canyon Road
San Ramon, CA 94583-2324

RE: Proof of Share Ownership

Dear Lydia Beebe,

RBC SRI Wealth Management, a DTC participant, acts as the custodian for Andrew Behar's IRA account. As of and including December 12, 2013 Andrew Behar held, and has held continuously for at least one year, 35 shares of Chevron Corporation common stock.

Andrew Behar has informed us that he intends to continue to hold the required number of shares through the date of the company's annual meeting in 2014.

Sincerely,

Joshua Levine, Vice President – Financial Advisor

EXHIBIT B


Chevron

Notice of the 2013 Annual Meeting and 2013 Proxy Statement

Wednesday, May 29, 2013, at 8:00 a.m. PDT
Chevron Park Auditorium, 6001 Bollinger Canyon Road, San Ramon, California 94583-2324

This page is intentionally left blank.

Your Board unanimously recommends a vote AGAINST this proposal.

Your Board recommends a vote AGAINST this proposal because the Board does not believe that the proposed report would provide stockholders with any additional meaningful information regarding offshore drilling risk and incident response and is therefore an unproductive use of the Company's resources. Chevron's enhanced disclosures concerning its risk management processes already address many of the concerns relating to the risks noted in this proposal.

Offshore drilling is vital to meeting the world's growing energy demands. In the Gulf of Mexico alone, Chevron and its legacy companies have been exploring for and developing oil and gas resources for more than 75 years. Though offshore drilling presents unique challenges and complexities, it can be done safely, reliably and profitably.

All work done by Chevron is guided by The Chevron Way, which places the highest priority on the health and safety of our workforce and the protection of the environment. Chevron's Operational Excellence Management System (OEMS), described on Chevron's website at *www.chevron.com/about/operationalexcellence*, sets expectations for protecting people and the environment everywhere Chevron operates. Chevron's OEMS helps the Company identify and manage risk and sets specific expectations for safe work, facility design and construction, emergency management, reliability, and many other areas of operation. Lloyd's Register Quality Assurance, Inc., (LRQA) has provided assurance that OEMS design meets requirements of ISO 14001 environmental management standard and Occupational Health and Safety Assessment Series (OHSAS) 18001 and that as of 2009 is fully implemented. In 2012, LRQA concluded that Chevron's OEMS is effectively driving continued improvement.

In offshore drilling, Chevron is committed to safe operations through its well design process. This includes rigorous training—including a comprehensive, five-day global well control training program—and a structured management of change process for any proposed changes in well design or construction. The design and execution of all wells undergoes detailed review and oversight by Company drilling engineers and experienced well site managers. Globally, Chevron has programs to assure that wells that are no longer producing are properly sealed and inspected. In the U.S. Gulf of Mexico, Chevron has a program to proactively plug and abandon such wells and to remove structures that are no longer needed. Chevron has accelerated this program to meet the U.S. government's new guidance on this subject.

Chevron is also a key member of the two largest global oil spill cooperatives—the Marine Spill Response Corporation and Oil Spill Response. In addition, Chevron actively participates on four joint industry task forces created to identify improvements in the areas of blowout prevention, well intervention, containment and surface oil spill response. Chevron also has collaborated with other energy companies to create the Marine Well Containment Company, in order to significantly enhance the industry's ability to more quickly respond to loss of well control incidents in the Gulf of Mexico. This rapid response system is capable of capturing and containing 60,000 barrels of oil per day at depths up to 8,000 feet in the event of a potential future underwater well blowout in the deepwater Gulf of Mexico. An expanded containment system is being engineered for use in deepwater depths up to 10,000 feet and will have the capacity to contain 100,000 barrels of oil per day. Chevron continues to review our own spill response recovery efforts and is exploring, with industry associations and the U.S. government, new ways to more effectively manage similar events.

Regarding the incidents in Brazil and Nigeria, Chevron has fully investigated these incidents, and as a result of these investigations, and, more broadly, engaging with regulators and industry peers, has implemented changes in processes and operations to address the causes of both incidents and to prevent future incidents. We are confident that these changes significantly reduce the potential for future incidents. Chevron remains committed to zero incidents, always.

Your Board believes that it has fully addressed the spirit of the concerns raised in this proposal through recent disclosures. A special report aimed narrowly at information concerning the number of Chevron's offshore wells and certain related costs would not be productive or provide stockholders with any additional meaningful information regarding offshore drilling risk and incident response.

Therefore, your Board unanimously recommends that you vote AGAINST this proposal.

Stockholder Proposal Regarding Report on Climate Risk

(Item 7 on the Proxy Card)

WHEREAS our company's website says that:

- The appetite for oil and other energy sources is growing dramatically, with worldwide energy consumption projected to increase by 36 percent by 2035.
- The growing demand is fueled by a population that is predicted to increase 25 percent in the next 20 years, with most of that growth in countries with emerging economies, such as China and India.
- Rising energy demand from economic output and improved standards of living will likely put added pressure on energy supplies. For example, in China alone, demand is expected to increase by 75 percent by 2035.
- Even if the use of renewables triples over the next 25 years, the world is likely still to depend on fossil fuels for at least 50 percent of its energy needs.

WHEREAS increasing burning of fossil fuels creates increasing emissions, which increase atmospheric GHG concentrations which will continue to grow, and will do so more rapidly.

WHEREAS according to the OECD report "Environmental Outlook to 2050: The Consequences of Inaction": "without more ambitious policies, the Baseline projects that atmospheric concentrations of GHG would reach almost 685 parts per million (ppm) CO2-equivalents by 2050. This is well above the concentration level of 450 ppm required to have at least a 50% chance of stabilizing the climate at a 2-degree Celsius (2°C) global average temperature increase."

WHEREAS according to the 2012 Special Report of the International Panel on Climate Change (IPCC) "Managing The Risks Of Extreme Events And Disasters To Advance Climate Change Adaptation": "The character and severity of impacts from climate extremes depend not only on the extremes themselves but also on exposure and vulnerability... Disaster risk management and adaptation to climate change focus on reducing exposure and vulnerability and increasing resilience to the potential adverse impacts of climate extremes, even though risks cannot fully be eliminated."

WHEREAS over the next 25 years our company could face increasing exposure to the impacts of climate change:

- Rising sea levels, storm surge and increased severity of hurricanes could impact shoreline facilities, off shore drilling facilities, and sea transport of oil.
- Increasing temperatures could melt permafrost impacting the stability of oil pipelines and other Arctic drilling and transport operations.
- Changes in temperature and rain patterns could disrupt agriculture and living conditions that could lead to political unrest in areas where our company has facilities.

RESOLVED: Chevron shareholders request that a committee of independent members of the Board of Directors review the exposure and vulnerability of our company's facilities and operations to climate risk and issue a report to shareholders (at a reasonable cost and omitting proprietary information) that reviews and estimates the costs of the disaster risk management and adaptation steps the company is taking, and plans to take, to reduce exposure and vulnerability to climate change and to increase resilience to the potential adverse impacts of climate extremes.

Back to Contents

Your Board unanimously recommends a vote AGAINST this proposal.

Your Board recommends a vote AGAINST this proposal because the Company manages climate-related risks to facilities and operations through existing risk management, capital project and Operational Excellence Management Systems.

Chevron's Enterprise Risk Management Process provides corporation oversight for identifying all major risks and ensuring mitigation plans are in place. The process includes an annual risk review with executive management and the Board of Directors that identifies financial, operational, economic, environmental and other risks inherent in the Company's business.

Planning, designing, constructing and operating resilient systems and facilities is an integral part of Chevron's Project Development and Execution Process as well as our Operational Excellence Management System. Capital investment reviews and decisions involve uncertainty analysis, which incorporates potential ranges of storm severity and frequency, air and water temperature, precipitation, fresh water access and wind speed, among other things. For facilities near the coast or offshore, our designs typically account for sea level rise anticipated by the most current U.N. Intergovernmental Panel for Climate Change during the lifetime of the facility. Lloyd's Register Quality Assurance, Inc., has provided assurance that Chevron's Operational Excellence Management System design meets requirements of ISO 14001 environmental management standard and Occupational Health and Safety Assessment Series 18001.

Climate-related risks to Chevron's facilities and operations are managed through our existing comprehensive risk management, capital project and Operational Excellence Management Systems, recognizing the state of science in regional climate modeling.

Therefore, your Board unanimously recommends that you vote AGAINST this proposal.

Back to Contents

Stockholder Proposal Regarding Lobbying Disclosure

(Item 8 on the Proxy Card)

WHEREAS, corporate lobbying exposes our company to risks that could affect the company's stated goals, objectives, and ultimately shareholder value, and

WHEREAS, we rely on the information provided by our company to evaluate goals and objectives, and we, therefore, have a strong interest in full disclosure of our company's lobbying to assess whether our company's lobbying is consistent with its expressed goals and in the best interests of shareholders and long-term value;

RESOLVED, the shareholders of Chevron Corp. ("Chevron") request that the Board authorize the preparation of a report, updated annually, disclosing:

1. Company policy and procedures governing lobbying, both direct and indirect, and grassroots lobbying communications.
2. Payments by Chevron used for (a) direct or indirect lobbying or (b) grassroots lobbying communications, in each case including the amount of the payment and the recipient.
3. Chevron's membership in and payments to any tax-exempt organization that writes and endorses model legislation.
4. Description of the decision making process and oversight by management and the Board for making payments described in sections 2 and 3 above.

For purposes of this proposal, a "grassroots lobbying communication" is a communication directed to the general public that (a) refers to specific legislation or regulation, (b) reflects a view on the legislation or regulation and (c) encourages the recipient of the communication to take action with respect to the legislation or regulation. "Indirect lobbying" is lobbying engaged in by a trade association or other organization of which Chevron is a member.

Both "direct and indirect lobbying" and "grassroots lobbying communications" include efforts at the local, state and federal levels.

The report shall be presented to the Audit Committee or other relevant oversight committees and posted on the company's website.

Supporting Statement

As shareholders, we encourage transparency and accountability in the use of staff time and corporate funds to influence legislation and regulation. Chevron has drawn negative attention for lobbying on environmental issues in Ecuador ("Chevron's lobbying campaign backfires," *Politico*, November 16, 2009). Chevron was noted as one of three companies that in combination donated more than $8 million to a Chamber of Commerce foundation critical of federal regulation and spending ("Top Corporations Aid U.S. Chamber of Commerce Campaign," *New York Times*, October 21, 2010). The Chamber is characterized as "by far the most muscular business lobby group in Washington" ("Chamber of Secrets," *Economist*, April 21, 2012) and has spent over $300 million on lobbying since 2010. Chevron does not disclose its memberships in, or payments to, trade associations, or the portions of such amounts used for lobbying.

Chevron spent approximately $22.6 million in 2010 and 2011 on direct federal lobbying activities (opensecrets.org). These figures do not include lobbying expenditures to influence legislation in states. Chevron does not disclose membership in or contributions to tax-exempt organizations that write and endorse model legislation, such as membership in and contributions to the American Legislative Exchange Council ("Corporations' ties to voter ID laws," *San Francisco Chronicle*, August 26, 2012).

Back to Contents

EXHIBIT C

(2) Form, Schedule or Registration Statement No.:

(3) Filing Party:

(4) Date Filed:

Table of Contents


Chevron

Notice of the 2011 Annual Meeting and the 2011 Proxy Statement

Table of Contents

Stockholder Proposals *(Continued)*

STOCKHOLDER PROPOSAL REGARDING FINANCIAL RISKS FROM CLIMATE CHANGE
(Item 9 on the proxy card)

Whereas:

There is a general consensus among climate scientists that, without significant intervention, climate change will result in dramatic weather events, rising sea levels, drought in some areas and significant impacts on human and ecosystem health. The Pentagon also believes that climate change will have significant national security implications.

Climate change will therefore have profound negative effects on global economies, confronting business leaders with major challenges.

Scientific, business, and political leaders globally have identified the risks of climate change for the natural environment and the global economy and therefore called for urgent action by governments and companies.

In response, numerous companies are proactively reducing their carbon footprints. Chevron is advertising on its website and in public ads many steps the company is taking to reduce greenhouse gases contributing to climate change. Proponents commend our company for this leadership.

Many investors, including members of the Investor Network on Climate Risk, representing approximately $9 trillion of assets under management and the Carbon Disclosure Project backed by investors with approximately $64 trillion in assets under management, urge companies to provide full reporting on greenhouse gas emissions and full disclosure of climate risk. The Securities and Exchange Commission mandated climate risk disclosure in company 10K Reports.

Many companies are conducting internal assessments of business risks and opportunities posed by climate change and becoming more transparent by adding sections in their 10K, Annual Reports, website and other public statements on present and future risks.

Moreover, questions about risks inherent in deep water drilling, oil sands development and hydraulic fracturing are rapidly expanding.

Clearly, climate change, other environmental risks and related government policies may have a significant impact on our investment in Chevron.

Thus it is important for Chevron to carefully study the impacts, risks and opportunities posed by climate change for our company and its future operations to enable management to respond effectively to protect and enhance shareowner value.

Resolved: Investors request Chevrons' Board of Directors to prepare a report to shareowners on the financial risks resulting from climate change and its impacts on shareowner value over time, as well as actions the Board deems necessary to provide long-term protection of our business interests and shareowner value. The Board shall decide the parameters of the study and summary report.

A summary report will be made available to investors by September 15, 2011. Cost of preparation will be kept within reasonable limits and proprietary information omitted.

Supporting Statement:

We suggest management consider the following in their risk analysis.

- Emissions management;
- Physical risks of climate change on our business and operations, e.g. the impact of rising sea levels on operations, including the supply chain;
- Water Scarcity
- U.S. and global regulatory risks of legislative proposals for carbon taxes and cap and trade;
- "Material risk" with respect to climate change;
- Positive business opportunities;
- Reputation, brand and legal risk.

Table of Contents

Stockholder Proposals *(Continued)*

YOUR BOARD RECOMMENDS A VOTE AGAINST THIS PROPOSAL

Your Board recommends a vote AGAINST this proposal because Chevron already discloses material risks related to climate change and climate change regulation in its Annual Report on Form 10-K, which is filed with the U.S. Securities and Exchange Commission (SEC) and is available at www.chevron.com. Moreover, in light of the highly uncertain regulatory environment, disclosing speculative or immaterial risks could be misleading and could result in confusion.

Chevron responds actively to the concerns of governments and the public about climate change. Now in its ninth year of implementation, Chevron's Action Plan on Climate Change continues to guide our activities in response to climate change in the areas of greenhouse gas (GHG) emissions reduction, energy efficiency improvement, research and development investment in innovative low-carbon energy technologies, and advocacy. For example:

- As of 2010, Chevron has reduced the total energy consumption required to complete all of today's business functions by 33 percent compared with the energy the Company would have consumed if we were still operating at 1992 efficiencies;
- The Gorgon project in Australia will include storage of carbon dioxide. The sequestration component is expected to be the largest in the world and will demonstrate Chevron's global leadership in this technology;
- Chevron is the world's largest producer of geothermal energy, with installed geothermal capacity in Indonesia and the Philippines of more than 1,200 megawatts, enough energy to meet the needs of 16 million people;
- Catchlight Energy LLC, Chevron's joint venture with Weyerhaeuser Co., is a research and development partnership to transform cellulosic biomass into biofuels, with a focus on commercial-scale production; and
- Chevron Energy Solutions applies proven energy-efficiency and renewable power technologies to meet the needs of customers and works within Chevron to support internal energy efficiency, reliability, and renewable energy projects.

Chevron is currently complying with GHG emissions limits under the European Union Emissions Trading Scheme (ETS) and the New Zealand ETS and is preparing for the January 1, 2012, start of cap-and-trade provisions under California's AB32. Chevron recently implemented enhanced organizational capability and governance for carbon markets, ensuring a robust response to existing and potential market-based regulation.

For capital projects, Chevron evaluates GHG emissions profiles, potential costs of carbon, opportunities for avoidance or reduction of emissions, and the potential opportunities for carbon credit generation. Since 2002, Chevron has used an enterprise-wide emissions protocol and inventory system to calculate its emissions of carbon dioxide (CO_2), methane (CH_4) and nitrous oxide (N_2O) and to estimate its energy use in accordance with industry-accepted methods. In 2009, Chevron deployed a new Web-based system that is based on industry best practices in GHG accounting and reporting.

Since 2004, Chevron has participated in the Carbon Disclosure Project, which is an annual survey conducted on behalf of more than 475 institutional investors, and has been recognized within the energy sector as a leader in five of the past six years. Chevron regularly communicates the GHG footprint of its operations and its performance against an annual GHG emissions target in the Corporate Responsibility Report available at www.chevron.com.

Chevron evaluates costs and opportunities under existing and potential regulation for both its current business and capital investments. Based on this analysis, Chevron discloses the material risks from climate change and climate change regulation in its Annual Report on Form 10-K filed with the SEC. **Therefore, your Board recommends that you vote AGAINST this proposal.**

Table of Contents

Stockholder Proposals *(Continued)*

STOCKHOLDER PROPOSAL REGARDING HYDRAULIC FRACTURING
(Item 10 on the proxy card)

EXHIBIT D

(3) Filing Party:

(4) Date Filed:

Table of Contents


Chevron

Notice of the 2010 Annual Meeting and the 2010 Proxy Statement

(OEMS), Voluntary Principles on Security and Human Rights, Environmental, Social and Health Impact Assessment, and Human Rights Policy. These policies and processes help Chevron to identify, analyze and manage security, social, environmental, health and safety issues incident to its operations and major capital projects, reinforce the company's commitment to respect human rights, and set strict compliance policies for foreign corrupt practices and anticorruption laws. In the case of Chevron's OEMS, Lloyd's Register Quality Assurance has attested that OEMS meets all requirements of the International Standards Organization's 14001 environmental management system standard and the Occupational Health and Safety Assessment Series management specification 18001 and that OEMS is implemented throughout the corporation.

In addition to our commitment and policies to reinforce legal, ethical and responsible operations, Chevron has been able to exercise positive influence in host countries by providing economic opportunities for their people through active community engagement initiatives and by working with communities to improve health care, schools, and opportunities for vocational training, supplier development and jobs. For example, in Myanmar, Chevron supports critical health, economic development and education programs that make substantive and positive improvements in the lives of approximately 50,000 people. Chevron also contributed $2 million to the International Committee of the Red Cross and other disaster relief agencies to provide assistance to the people of Myanmar affected by Cyclone Nargis in early 2008. Chevron and project partners also engage third parties to report on community activities and practices in Myanmar. Since 2002, Chevron and project partners have been participants in the Corporate Engagement Project of CDA Collaborative Learning Projects, a U.S. nonprofit organization that has been visiting the pipeline area and publishing its independent observations. The reports are publicly available at *www.CDAinc.com*.

The proposed report would be duplicative of Chevron's current disclosures and the suggested guidelines would not be as effective as Chevron's current procedures for managing and evaluating in-country issues and risks. These policies and processes are described in Chevron's annual *Corporate Responsibility Report* and on Chevron's Web site at *www.chevron.com*. **Therefore, your Board recommends that you vote AGAINST this proposal.**

Table of Contents

Stockholder Proposals *(Continued)*

STOCKHOLDER PROPOSAL REGARDING FINANCIAL RISKS FROM CLIMATE CHANGE

(Item 8 on the proxy card)

Supporting Statement

WHEREAS: There is general consensus among climate scientists that, without significant intervention, climate change will result in dramatic weather events, rising sea levels, drought in some areas, and significant impacts on human and ecosystem health. The Pentagon also believes that climate change has significant national security implications.

Climate change will therefore have profound negative effects on global economies, confronting business leaders with major challenges.

Business and political leaders, as well as scientists globally, have identified risks of climate change for the natural environment and the global economy and are calling for urgent action.

Chevron is advertising steps being taken to diversify fuel sources and reduce greenhouse gases contributing to climate change. Proponents commend Chevron for these steps.

Other companies are lobbying actively for specific, legislative changes to shape future laws and regulations.

Many investors, including members of the Investor Network on Climate Risk, representing approximately $7 trillion of assets under management, are urging companies to provide full disclosure of climate risk and urging the Securities and Exchange Commission to mandate such disclosure.

In addition, many companies are conducting internal assessments of the business risks and opportunities posed by climate change and some, such as AES, Dow Chemical, DuPont, Exelon, Ford, Intel, PG&E, and Xcel are adding sections in their 10K Reports on present and future risks.

Chevron has responded carefully to questions about climate risk in the Carbon Disclosure Project survey, supported by investors globally with over $50 Trillion of Assets under Management.

As investors, we are concerned about ways in which climate change and related government policies can adversely affect our investment in Chevron.

Hence, we believe it is important for Chevron to carefully study the financial impacts, risks and opportunities posed by climate change on our company and its future operations to enable management to respond effectively and make the changes necessary to protect shareowner value. The results of the study would be reported to shareowners.

Proposal

RESOLVED: Investors request Chevron's Board of Directors to prepare a report to shareowners on the financial risks resulting from climate change and its impacts on shareowner value over time, as well as actions the Board deems necessary to provide long-term protection of our business interests and shareowner value. The Board shall decide the parameters of the study and summary report.

A summary report will be made available to investors by September 15, 2010. Cost of preparation will be kept within reasonable limits and proprietary information omitted.

We suggest the report consider the following issues in its analysis:

- Emissions management;
- Physical risks of climate change on our business and operations (e.g. the impact of rising sea levels on drilling operations and refineries, including the supply chain);
- U.S. and global regulatory risks of legislative proposals on carbon taxes and cap and trade;
- "Material risks" with respect to climate change;
- Reputation, brand and legal risk;
- Positive business opportunities.

Table of Contents

Stockholder Proposals *(Continued)*

YOUR BOARD RECOMMENDS A VOTE AGAINST THIS PROPOSAL

Your Board recommends a vote AGAINST this proposal because Chevron already discloses material risks related to climate change and climate change regulation in its Annual Report on Form 10-K, which is filed with the U.S. Securities and Exchange Commission and is available at *www.chevron.com*. Moreover, in light of the highly uncertain regulatory environment, disclosing speculative or immaterial risks could be misleading and could result in confusion.

Chevron is working to be a part of the solution to the challenges facing the world from energy use and climate change. Now in its eighth year of implementation, Chevron's Action Plan on Climate Change continues to guide our activities in response to climate change in the areas of greenhouse gas (GHG) emissions reduction, energy efficiency improvement, research and development investment in innovative low-carbon energy technologies and advocacy. For example:

- As of 2009, Chevron has reduced the total energy consumption required to complete all of its business functions by 30 percent compared with the energy the Company would have consumed in 1992 to complete the same business functions;
- The Gorgon project in Australia will include storage of carbon dioxide. The sequestration component is expected to be the largest in the world and will demonstrate Chevron's global leadership in this technology;
- Chevron is the world's largest producer of geothermal energy, with installed geothermal capacity in Indonesia and the Philippines of more than 1,200 megawatts, enough energy to meet the needs of 16 million people;
- Catchlight Energy LLC, Chevron's joint venture with Weyerhaeuser Co., is a research and development partnership to transform cellulosic biomass into biofuels, with a focus on commercial-scale production; and
- Chevron Energy Solutions (CES) applies proven energy-efficiency and renewable power technologies to meet the needs of customers and works within Chevron to support internal energy efficiency, reliability, and renewable energy projects.

Chevron is currently complying with GHG emissions limits under the European Union Emissions Trading Scheme (ETS) and is preparing for the mid-2010 start of the New Zealand ETS. Chevron recently concluded a study to align organizational capability and governance for carbon markets, ensuring a robust response to existing and potential market-based regulation. Chevron is actively participating in legislative and regulatory processes in jurisdictions where new legislation or regulation is under consideration, including Australia, the United States, California and Canada.

For capital projects, Chevron evaluates GHG emissions profiles, potential costs of carbon, opportunities for avoidance or reduction of emissions, and the potential opportunities for carbon credit generation. For capital projects over $5 million, Chevron conducts an analysis to estimate emissions and the potential range of GHG management costs and benefits and integrates this analysis into the capital projects' planning. In 2009, a set of upgraded tools and guidance was launched to better aid project teams with the evaluation and management of GHG emissions over project life cycles.

Since 2002, Chevron has used an enterprise-wide emissions protocol and inventory system to calculate its emissions of carbon dioxide (CO_2), methane (CH_4) and nitrous oxide (N_2O) and to estimate its energy use in accordance with industry accepted methods. In 2009, Chevron deployed a new Web-based system that is based on industry best practices in GHG accounting and reporting. In addition to direct and indirect sources of emissions, this system covers the emissions from Chevron's products. This will help Chevron reduce compliance risk and meet new regulatory requirements by incorporating mandatory GHG reporting methods and a high level of transparency and automation. Since 2004, Chevron has participated in the Carbon Disclosure Project, an annual survey conducted on behalf of more than 475 institutional investors, and has been recognized for its transparency. Chevron regularly communicates the GHG footprint of its operations and its performance against an annual GHG emissions target in the *Corporate Responsibility Report* available at *www.chevron.com*.

Chevron evaluates costs and opportunities under existing and potential regulation for both its current business and capital investments. Based on this analysis, Chevron discloses the material risks from climate change and climate change regulation in its Annual Report on Form 10-K filed with the SEC. **Therefore, your Board recommends that you vote AGAINST this proposal.**

Table of Contents

Stockholder Proposals *(Continued)*

STOCKHOLDER PROPOSAL REGARDING HUMAN RIGHTS COMMITTEE

(Item 9 on the proxy card)

Supporting Statement

Whereas, mindful of the severe abuses of basic human rights by the Government of China to punish its people for expressing and exercising the free speech and free association rights (for example, I myself, born in Beijing and graduated from Tsinghua University in Beijing, was deprived of my Chinese citizenship in 1996 without any document), and

Whereas, taking into account the fact that U.S. laws prohibit the involvement of U.S. companies in major human rights abuses taking place in foreign nations, including China,

Proposal

Therefore, be it resolved, that shareholders request that Chevron establish a Human Rights Committee with the responsibility to review and approve all policies and actions taken by the Company that might affect human rights observance in countries where it does business, or where its products and technologies are being sold or used. This Committee will follow the Universal Declaration of Human Rights and will include high-level officials of Chevron, and respected outside human rights experts (especially with knowledge of China's human rights situation) to help Chevron understand the human rights impacts of Chevron business abroad.

Table of Contents

Stockholder Proposals *(Concluded)*

YOUR BOARD RECOMMENDS A VOTE AGAINST THIS PROPOSAL

Your Board recommends a vote AGAINST this proposal because establishing a human rights committee is unnecessary to further Chevron's efforts to monitor human rights issues and maintain its continued commitment to universal human rights.

Although governments have the primary duty to protect and ensure fulfillment of human rights, Chevron recognizes that it plays an important role in respecting human rights in the communities where it operates. In December 2009, Chevron adopted an updated and comprehensive Human Rights Policy, supported by an implementation plan, defined roles and responsibilities, and management oversight and guidance. Chevron works cooperatively and constructively with host governments, communities and nongovernment

EXHIBIT E

8-K 1 form8-kannualmeeting.htm 8-K

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 8-K

Current Report
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): May 29, 2013

Chevron Corporation

(Exact name of registrant as specified in its charter)

Delaware	001-00368	94-0890210
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

6001 Bollinger Canyon Road, San Ramon, CA	94583
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (925) 842-1000

None
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02 Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

(e) On May 29, 2013, the stockholders of Chevron Corporation ("Chevron") approved the amended and restated Long-Term Incentive Plan of Chevron Corporation ("New LTIP"). The New LTIP had been previously approved by the Chevron Board of Directors on March 27, 2013 to be effective immediately upon approval by the Chevron stockholders. The LTIP amends and restates the Long-Term Incentive Plan of Chevron Corporation that was approved by the Chevron Board effective January 28, 2004 and approved by the Chevron stockholders at the 2004 Chevron annual meeting of stockholders and most recently amended and restated on January 1, 2009 ("Old LTIP"). By approving the New LTIP, stockholders also approved the material terms of the performance goals for performance-based awards under the New LTIP for purposes of Section 162(m) of the Internal Revenue Code of 1986, as amended.

The New LTIP provides for the following material changes to the Old LTIP: (a) increases the number of shares of Chevron common stock issuable under the plan by 100,000,000 shares; and (b) extends the term of the Old LTIP, which was set to expire on January 28, 2014, to ten years from the May 29, 2013 effective date of the New LTIP. A description of the material terms and conditions of the New LTIP are included on pages 60 through 69 of Chevron's definitive proxy statement on Schedule 14A filed with the U.S. Securities and Exchange Commission on April 11, 2013 (the "2013 Proxy Statement"), which description is incorporated herein by reference. That description and the other information relating to the New LTIP included herein are qualified in their entirety by reference to the actual terms of the New LTIP, which is attached as Appendix B to the 2013 Proxy Statement and incorporated herein by reference.

Item 5.07 Submission of Matters to a Vote of Security Holders.

(a) The 2013 Annual Meeting of Stockholders of Chevron was held on May 29, 2013.

(b) Chevron stockholders voted on the matters, with the final voting results, set forth below.

1. The nominees for election to the Chevron Board of Directors were elected, each for a one-year term, based upon the following votes:

Nominee	Votes For	Votes Against	Abstentions	Broker Non-Votes
L.F. Deily	1,315,352,336	14,183,262	4,867,330	300,583,987
R.E. Denham	1,173,933,768	155,267,001	5,202,159	300,583,987
A.P. Gast	1,314,481,137	14,915,267	5,006,524	300,583,987
E. Hernandez	1,300,202,900	28,370,579	5,829,449	300,583,987
G.L. Kirkland	1,317,594,017	12,531,916	4,276,995	300,583,987
C.W. Moorman	1,311,593,912	17,604,211	5,204,805	300,583,987
K.W. Sharer	1,311,864,113	17,523,900	5,014,915	300,583,987
J.G. Stumpf	1,293,592,857	35,676,036	5,134,035	300,583,987
R.D. Sugar	1,316,380,063	12,980,374	5,042,491	300,583,987
C. Ware	1,307,450,857	21,729,748	5,222,323	300,583,987
J.S. Watson	1,275,892,394	49,151,006	9,359,528	300,583,987

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2. The Chevron Board of Directors' proposal to ratify the appointment of PricewaterhouseCoopers LLP as Chevron's independent registered public accounting firm for 2013 was approved based on the following votes:

Votes for	1,614,329,009	99.0%
Votes against	16,316,170	1.0%
Abstentions	4,341,736	
Broker non-votes	Brokers were permitted to cast stockholder non-votes (*i.e.*, uninstructed shares) at their discretion on this proposal item and such non-votes are reflected in the votes for or against or abstentions.	

3. The Chevron Board of Directors' proposal for stockholders to approve, on an advisory basis, the compensation of Chevron's named executive officers was approved based on the following votes:

Votes for	1,248,774,216	94.5%
Votes against	72,692,262	5.5%
Abstentions	12,936,450	
Broker non-votes	300,583,987	

4. The Chevron Board of Directors' proposal for stockholders to approve the New LTIP and the material terms of the performance goals for performance-based awards under the New LTIP was approved based on the following votes:

Votes for	1,211,015,813	91.4%
Votes against	114,066,022	8.6%
Abstentions	9,321,093	
Broker non-votes	300,583,987	

5. The stockholder proposal for a report on shale energy operations was not approved based on the following votes:

Votes for	359,727,225	30.2%
Votes against	831,278,398	69.8%
Abstentions	143,396,305	
Broker non-votes	300,583,987	

6. The stockholder proposal for a report on offshore oil wells was not approved based on the following votes:

Votes for	89,289,696	7.3%
Votes against	1,142,137,477	92.7%
Abstentions	102,975,755	
Broker non-votes	300,583,987	

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7. The stockholder proposal for a report on climate risk was not approved based on the following votes:

Votes for	93,334,321	7.6%

Votes against	1,139,785,938	92.4%
Abstentions	101,282,669	
Broker non-votes	300,583,987	

8. The stockholder proposal for a report on lobbying was not approved based on the following votes:

Votes for	306,987,829	24.4%
Votes against	953,566,499	75.6%
Abstentions	73,848,600	
Broker non-votes	300,583,987	

9. The stockholder proposal regarding cessation of use of corporate funds for political purposes was not approved based on the following votes:

Votes for	43,055,849	3.4%
Votes against	1,231,354,804	96.6%
Abstentions	59,992,275	
Broker non-votes	300,583,987	

10. The stockholder proposal regarding cumulative voting was not approved based on the following votes:

Votes for	353,254,277	26.7%
Votes against	968,214,981	73.3%
Abstentions	12,933,670	
Broker non-votes	300,583,987	

11. The stockholder proposal regarding special meetings was not approved based on the following votes:

Votes for	431,489,503	32.6%
Votes against	891,122,919	67.4%
Abstentions	11,790,506	
Broker non-votes	300,583,987	

12. The stockholder proposal regarding an independent director with environmental expertise was not approved based on the following votes:

Votes for	278,956,236	21.7%
Votes against	1,006,740,055	78.3%
Abstentions	48,706,637	
Broker non-votes	300,583,987	

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13. The stockholder proposal for a report on country selection guidelines was not approved based on the following votes:

Votes for	273,427,869	22.0%
Votes against	968,659,539	78.0%
Abstentions	92,315,520	
Broker non-votes	300,583,987	

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CHEVRON CORPORATION

Dated: June 4, 2013

By /S/ CHRISTOPHER A. BUTNER

Christopher A. Butner,
Assistant Secretary and Managing Counsel,
Securities/Corporate Governance